THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: January 18, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult  a  stockbroker  or  other  registered  dealer  in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the ‘‘Company’’), you should at once hand this circular and the accompanying form of proxy to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any  liability  whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

(1)DISCLOSEABLE AND CONTINUING CONNECTED  TRANSACTIONS IN RELATION TO FRAMEWORK AGREEMENT

AND

(2)NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser to

the Independent Board Committee and the Independent Shareholders

A letter from the Independent Board Committee to the Independent Shareholders is  set out on pages 35 to 36 of  this  circular.       A letter from Messis Capital Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders, is set out on pages 37 to 78 of this circular.

The notice convening the EGM to be held at 18 Zhangjiang Road,  Pu Dong New Area, Shanghai, People’s Republic of  China     on 8 February 2018 at 12 : 00 noon (the ‘‘EGM’’)  is  contained in  this  circular. Shareholders are advised to read the  notice and  to complete and return the enclosed form of proxy for use at the EGM in accordance with the instructions printed thereon.

Whether you are able to attend the EGM or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the EGM or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the EGM in person should you wish. Only Shareholders of record on 8 February 2018 are entitled to attend and vote at the EGM.

* For identification purpose only

18 January 2018

CONTENTS

Page
Definitions	1

Letter from the Board	5

Letter from the Independent Board Committee	35

Letter from Messis Capital

Appendix I — General Information

Notice of Extraordinary General Meeting

i

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

‘‘2016 Framework Agreement’’

the framework agreement entered into between the Company and SMNC on 30 September 2016 in relation to the supply of goods, rendering of or receiving services, leasing of assets, acquisition and disposal of equipment and provision of technical authorisation or licensing and subject to the terms and conditions provided therein

‘‘Annual Caps’’

the proposed annual caps for the period ending 31

December, 2018, 2019 and 2020 in relation to each type of Continuing Connected Transaction which are more fully set out in the section headed ‘‘The Annual Caps and Basis of Determination — Annual Caps’’ in this circular

‘‘Beijing Semi Fund’’	北京集成電路製造和裝備股權投資中心（有限合夥） (Beijing Semiconductor Manufacturing and Equipment Equity Investment Center (Limited Partnership)*), a company established under the laws of the PRC

‘‘Board’’	the board of Directors

‘‘Capital Contribution’’

the US$636 million cash contribution by China IC Fund

into the registered capital of SMNC and the corresponding deemed disposal of equity interest of the Company and  SMIC Beijing in SMNC pursuant to an amendment joint venture agreement entered in between the Company, SMIC Beijing, China IC Fund and other third parties on 10 May 2016

‘‘China IC Fund’’	國家集成電路產業投資基金股份有限公司 (China Integrated Circuit Industry Investment Fund Co., Ltd.*), a company established under the laws of the PRC

‘‘Company’’

Semiconductor  Manufacturing  International  Corporation

(中芯國際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange  and the American depositary shares of which are listed on  the New York Stock Exchange, Inc.

‘‘connected person(s)’’	has the same meaning as ascribed to it under the Listing Rules

‘‘Continuing Connected Transactions’’	the non-exempt continuing transactions contemplated under the Framework Agreement, which include Type I CCT, Type II CCT, Type III CCT, Type IV CCT, Type V CCT and Type VI CCT

DEFINITIONS

‘‘Director(s)’’	the director(s) of the Company

‘‘E-Town Capital’’	北京亦莊國際投資發展有限公司 (Beijing E-Town International Investment & Development Co., Ltd.*), a limited liability company established under the laws of the PRC

‘‘EGM’’	the extraordinary general meeting of the Company proposed to be held to approve, among other things, the Framework Agreement and the Specific Non-Exempt CCT

‘‘Framework Agreement’’	the framework agreement entered into between the Company and SMNC on 6 December 2017 in relation to Continuing Connected Transactions

‘‘Group’’	the Company and its subsidiaries

‘‘Group A’’	the Company and/or its subsidiaries (other than SMNC and its subsidiaries)

‘‘Group B’’	SMNC and/or its subsidiaries

‘‘HK$’’	Hong Kong dollars, the lawful currency of Hong Kong

‘‘Hong Kong’’	Hong Kong Special Administrative Region of the PRC

‘‘IDIMC’’	北京工業發展投資管理有限公司 (Beijing Industrial Developing Investment Management Co., Ltd.*), a company established under the laws of the PRC

‘‘Independent Board Committee’’

the independent committee of the Board that consists of all independent non-executive Directors who have no direct or indirect interest in the Framework Agreement, other than, where applicable, being a Shareholder

‘‘Independent Financial Adviser’’or ‘‘Messis Capital’’

Messis Capital Limited, a licensed corporation to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO and being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the Framework Agreement, the Continuing Connected Transactions  and  their Annual Caps

DEFINITIONS

‘‘Independent Shareholders’’

the Shareholders who are not required under the Listing

Rules to abstain from voting at the EGM to approve the Framework Agreement and the Specific Non-Exempt CCT and their Annual Caps, which shall include Shareholders other than Xinxin (Hongkong) Capital Co., Limited and  other associates of China IC Fund (as defined in the Listing Rules) in relation to the Framework Agreement

‘‘Latest Practicable Date’’	30 November 2017, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

‘‘Ordinary Share(s)’’	the ordinary Share(s) of US$0.004 each in the share capital of the Company

‘‘PRC’’	the People’s Republic of China, but for the purposes of this circular only, excludes Hong Kong, Macau and Taiwan

‘‘SFO’’	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

‘‘Shareholders’’	holder(s) of issued Shares

‘‘Shares’’

shares of all classes in the capital of the Company (including but not limited to Ordinary Shares  and  preferred  shares)  and warrants and other securities which carry a right to subscribe for or purchase shares of the Company

‘‘SMIC Beijing’’

中芯國際集成電路製造（北京）有限公司 (Semiconductor

Manufacturing  International  (Beijing)  Corporation*), a

wholly foreign-owned enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

‘‘SMIC Holdings’’	中芯國際控股有限公司 (SMIC Holdings Corporation*), a limited liability company established under the laws of the PRC and a wholly-owned subsidiary of the Company;

‘‘SMNC’’	中芯北方集成電路製造（北京）有限公司 (Semiconductor Manufacturing North China (Beijing) Corporation*), a company established under the laws of the PRC pursuant to the joint venture agreement dated 3 June 2013

‘‘Specific Non-Exempt CCT’’	Type I CCT, Type II CCT, Type III CCT, Type IV CCT and Type VI CCT

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited

DEFINITIONS

‘‘Type I CCT’’	the transactions contemplated under the Framework Agreement in relation to purchase and sale of goods

‘‘Type II CCT’’	the transactions contemplated under the Framework Agreement in relation to rendering of or receiving services

‘‘Type III CCT’’	the transactions contemplated under the Framework Agreement in relation to leasing of assets

‘‘Type IV CCT’’	the transactions contemplated under the Framework Agreement in relation to transfer of assets

‘‘Type V CCT’’	the transactions contemplated under the Framework Agreement in relation to provision of technical authorisation or licensing

‘‘Type VI CCT’’	the transactions contemplated under the Framework Agreement in relation to provision of guarantee

‘‘U.S.’’ or ‘‘United States’’	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

‘‘US$’’	United States dollar, the lawful currency of the United States of America

‘‘Xun Xin’’	巽鑫（上海）投資有限公司(Xun Xin (Shanghai) Investment Co. Ltd.*), a limited liability company established under the laws of the PRC and a wholly-owned subsidiary of China IC Fund

‘‘ZDG’’	中關村發展集團股份有限公司 (Zhongguancun Development Group*), a company incorporated in the PRC

‘‘%’’	per cent.

* For identification purpose only

LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

Executive Directors: Zhou Zixue (Chairman) Zhao HaiJun (Co-Chief Executive Officer) Liang Mong Song (Co-Chief Executive Officer) Gao Yonggang (Chief Financial Officer and Joint Company Secretary)	Registered Office: PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

Non-executive Directors: Tzu-Yin Chiu (Vice Chairman) Chen Shanzhi Zhou Jie Ren Kai Lu Jun Tong Guohua	Principal Place of Business: 18 Zhangjiang Road PuDong New Area Shanghai 201203 People’s Republic of China

Independent non-executive Directors: Lip-Bu Tan William Tudor Brown Carman I-Hua Chang Shang-yi Chiang Jason Jingsheng Cong

18 January 2018

To the Shareholders

Dear Sir or Madam,

INTRODUCTION

The purpose of this circular is to provide you with information on the businesses to be transacted at the EGM in respect of the Framework Agreement in relation to the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorisation or licensing and provision of guarantee, between the Company and SMNC and any transactions contemplated hereunder.

*	For identification purpose only

LETTER FROM THE BOARD

FRAMEWORK AGREEMENT

THE FRAMEWORK AGREEMENT

Reference is made to (i) the Company’s announcement dated 3 June 2013 in relation to the establishment of SMNC in the PRC pursuant to a joint venture agreement dated 3 June 2013 entered into among the Company and its wholly-owned subsidiary SMIC Beijing, IDIMC and ZDG (the ‘‘2013 Joint Venture Agreement’’); (ii) the Company’s announcement dated 10 May 2016, the circular dated 7  June 2016 and the extraordinary general meeting  poll results announcement dated 24 June 2016 of the Company in relation to the Capital Contribution, which was completed on 30 June 2016. Following the completion of  the Capital Contribution, China IC Fund acquired 26.5% equity interest  in the  registered  capital of SMNC. As China IC Fund is a connected person of  the Company at  the issuer  level under the Listing Rules, following the completion of the Capital Contribution, SMNC became a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing  Rules.  The transactions between the Company and SMNC have, since 30 June 2016, become connected transactions. As at the date of this circular, the registered capital of SMNC is held as to approximately 51% and 32% by the Group and China IC Fund, respectively.

Reference is also made to the Company’s announcement dated 15 July 2016 regarding the arrangement between the Company and SMNC in relation to the supply of goods and services, leasing of assets, acquisition and disposal of equipment and provision of technical authorisation or licensing, as well as the expectation that the  Company and SMNC  will  enter into a framework agreement in relation to the aforementioned transactions.

Reference is also made to the Company’s announcement dated 30 September 2016, the circular dated 18 November 2016 and the extraordinary general meeting poll results announcement dated 6 December 2016 in relation to the execution of the 2016 Framework Agreement between the Company (on behalf of itself and its subsidiaries,  other  than  SMNC) and SMNC (on behalf of itself and its subsidiaries).

Reference is also made to the Company’s announcement dated 7 December 2017 in relation to the Company (on behalf of itself and its subsidiaries, other than SMNC) and SMNC (on behalf of itself and its subsidiaries) entering into the Framework Agreement in relation to the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorisation or licensing and provision of guarantee with a term for three years commencing on 1 January 2018 and ending on 31 December 2020 and subject to the terms and conditions provided therein.

LETTER FROM THE BOARD

Summary of Principal Terms of the Framework Agreement

Execution date:	6 December 2017

Effective period:	Commencing on 1 January 2018 and ending on 31 December 2020. Two months before the expiry date of the Framework Agreement, the parties will consider whether to renew the Framework Agreement.

Parties:	(i) Group A; and

(ii) Group B

Continuing Connected Transactions

Types of transactions

The Company and SMNC agree to enter into one or more of the following types of transactions with each other including the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorisation or licensing and provision of guarantee:

1.

Purchase and sale of spare parts, raw materials, photomasks  and  finished  products: Group A and Group B will sell spare parts and raw materials to each  other to efficiently utilise each other’s resources from time to time. Group A will sell photomasks to Group B. Group B will sell finished products to Group  A,  which may resell such finished products to its clients directly or after reprocessing;

2.

Rendering of or receiving services including, without limitation: (a)  processing  and testing service; (b) sales service; (c) overseas market promotion and customer service; (d) procurement service; (e) research, development and experiment  support service; (f) comprehensive administration, logistics, production management, IT and other service; and (g) water, electricity, gas  and  heat provision service. Group A and Group B may both provide processing and testing service to the other, although it is expected that Group A would primarily be the service provider and that Group B  would primarily be  the service recipient. For  the other aforementioned categories of services, Group A would be the service provider and Group B would be the service recipient;

3.

Leasing of assets such as plant, office premises and equipment between Group A and Group B. For the leasing of equipment, each party can either be the lessor or  the lessee depending on the business need at the relevant time, whereas for the leasing of plant and office premises, Group A will be the lessor and Group B will  be the lessee;

4.

Transfer of assets: Group A and Group B both engage in the manufacturing of wafers. For certain processes in wafer manufacturing, Group A and Group B can  use the same equipment for production. Where required, each party may acquire equipment from the other party or dispose of equipment  to  the  other  party in order to meet production needs and optimise production efficiency;

LETTER FROM THE BOARD

5.

Provision of technical authorisation or licensing by Group A to Group B for use of its technologies and manufacturing system in relation to 40–28 nanometer, as well as the sharing of research and development costs in relation to 28-nanometer technologies based on their respective plans on future production capacity; and

6.	Provision of guarantee: Group A will provide guarantee for Group B’s financing activities, including but not limited to bank loans, financial lease and operating leases.

Pricing of the Continuing Connected Transactions

The price of the Continuing Connected Transactions will be determined in accordance with the following general principles in ascending order:

(1)	the price prescribed or approved by state or local price control department (if any);

(2)	a reasonable price in accordance with the industry guided price (if any);

(3)

the comparable local market price, which shall be determined after arm’s length negotiation between both parties with reference to (a) the market price charged by independent third parties for comparable product or services at the same time and  in the same region; and (b) the lowest quotation that the purchaser can obtain by way of public tender;

(4)

where there is no  comparable local market price, the price based on the principle  of cost plus a fair and reasonable profit rate, being the aggregate sum of (a) the actual reasonable cost; and (b) a fair and reasonable profit rate; and

(5)

where none of the above general pricing principles (1) to (4) are applicable, the price determined by other reasonable means as agreed upon by both parties on the condition that the relevant costs are identifiable and are allocated to each party involved on a fair and equitable basis.

Where general pricing principles (2) to (5) apply, where possible each of the Group A and Group B will obtain at least two pricing and  other terms from independent  third parties in relation to transactions with similar nature and size before agreeing upon the applicable price.

As to the price prescribed by the state or local price control department,  state- prescribed fees apply to water and electricity, which are relevant to the cost of such services and are determined by prices published from time by time by the relevant PRC government authority. Under the Pricing Law of the PRC, the PRC government may implement a state- prescribed or guidance price for specific goods and services if necessary, and such price will be promulgated in accordance with the requirements of relevant laws, regulations or administrative rules from time to time. If any state-prescribed price or guidance price  becomes available to the Continuing Connected Transactions in the future, the parties will execute such price first in accordance with pricing principle (1) above.

Based on the above general principles and the actual circumstances when entering into the Framework Agreement, the parties further agree to the following  specific  pricing  policies for the Continuing Connected Transactions. If any  particular  Continuing  Connected Transaction is not covered by the following policies, or any of the following policies is no longer applicable, the parties will use the above general principles  to  determine the price for the relevant transaction.

LETTER FROM THE BOARD

I.	Purchase and sale of goods

Group A as the seller of spare parts, raw materials and photomasks (general principle (3) above): The personnel in the Corporate Supply Planning Management (‘‘SPM’’) department of Group A are responsible for setting the price of the goods. Based on the Group’s ‘‘Intercompany Transfer of Goods’’ policy, the transfer price for material, parts and equipment must be based on market price which is determined by comparing against price quoted by  independent third parties for comparable product at the same time and in  the   same region. As the prices of second-hand tools and equipment in the  semiconductor  industry vary depending on timing and market supply status, Group A also engages two to three independent brokers, as appropriate depending on the circumstances, to provide quotation based on the specific configurations of a tool or equipment, the selling price is based on the prices provided by these brokers and is not less favourable to Group A.

Group A as the purchaser of spare parts, raw materials and finished products (general principle (3) above): In respect of buying of spare parts and raw materials, the personnel in the SPM of Group A carry out the same procedure as above based on the same policy to ensure purchasing prices are not less favourable to Group A.

In  respect of  buying finished products from Group B,  the transaction involves Group  A passing through customers’ orders it receives to Group B. It is a one-way sale of finished product from Group B to Group A. The sales team of Group A  is  responsible  for  negotiation with the customers to  ensure the prices are at  market value and favourable to   the Group as a whole. Once a  customer’s order is  identified as  appropriate for production  by Group B based on the customer’s request, technology nodes, type of applications and fab availability, the system of Group A  will generate a  purchase order from Group A  to Group  B based on the same price, terms and conditions of the purchase order of the customer. According to the arrangement between Group A and Group B, there is  no  difference  between the sales prices from Group A to the customers and the  transaction price from  Group B to Group A with respect to finished products, since Group B will ultimately undertake all risks associated with the product liability and/or any legal claims arising from the products and will fully cover all potential losses suffered by Group A due  to  the  products supplied by Group B. Upon receiving the payment from  customers by  Group A,  the finance and accounting team of Group A arranges to pay Group B for the finished products. If the customer requires further backend services such as bumping and testing, Group A would perform the services or outsource to other service providers. Group  A charges its customers for the total of product costs and services performed.

LETTER FROM THE BOARD

II.	Rendering of or receiving services

Each of Group A and Group B is subject to the following general control procedures:

1.	Entry into service contract must be in accordance with the Group’s regulation rules for intra-group related party transactions and the Framework Agreement;

2.

The main department of the service provider will obtain data about the services provided, calculate the amount of charges in accordance with the consideration provisions stipulated in the relevant service contract taking into  account of  the cost;

3.	The service provider will then request payment from the service recipient through the Group’s system; and

4.	The service recipient will, upon verification of the relevant information, request for payment to be made through the Group’s system.

Type of transaction	Pricing policy

1. Processing and testing service

Group A as the service provider (general principle

(3) above): The SMIC and SMNC Wafer Cost Valuation System can automatically fetch data from the production system and get the basic information of production steps for the services (including information about the type of machine, the process and  the  standard  cost). The manufacturing department of Group B will check such data and the calculation basis  together with the person in  charge  of  production costs, and send the service requests  to Group A after the review by related party transaction office from time to time. In accordance with the pricing policies under the Framework Agreement (general  pricing principle (3) above), officers of different levels of manufacturing department and factories of Group A will review the service requests and calculate the charges with reference to market price and charges to independent third party customers (bearing in mind the actual cost and profit margin involved).

LETTER FROM THE BOARD

Group A as the service recipient (general principle (3) above): The SMIC and SMNC Wafer Cost Valuation  System  can automatically fetch data from the production system and get the basic information of production steps for the services (including information about the type of machine, the process and the standard cost). The manufacturing department of Group A  will check such data and the calculation basis  together with the person in  charge  of  production costs, and send the service requests  to Group B. In accordance with the pricing policies under the Framework Agreement (general pricing principle (3) above), officers of different levels of manufacturing  department  and factories of Group B will review the service requests and calculate the charges with reference to market price and charges  to independent  third party customers (bearing in mind  the  actual cost and profit margin involved).

2. Sales Service provided by Group A to Group B

The sales department of Group A will  provide the nature of the relevant sale service and the costs such as  labour costs and office expenses.  In accordance with the pricing policy of the Framework Agreement (general  pricing principle (4) above), the related  party  transaction team of Group A will calculate the charges based on allocation of the sales expenses according to the revenue from the sales plus a reasonable profit rate of 8%. After the review of finance and accounting department of Group A, Group A will then request for payment from Group B through the Group’s system. The business administration or other department(s) designated by the management of Group B will check the data together with the  sales  department of  Group  A  and  submit  the relevant payment requests to the related party transaction office for review and approval for payment. The officers of different levels of aforementioned departments of Group B  will also further check when transacting  the  payment.

LETTER FROM THE BOARD

3. Overseas market promotion and customer service provided by Group A to Group B

The overseas offices of Group A will provide the nature of the relevant sales service and the costs such as labour costs and office expenses. In accordance with the pricing policy of the Framework Agreement (general  pricing principle (4) above), the related  party  transaction team of Group A will calculate the charges based on allocation of the sales expenses according to the revenue from the sales plus a reasonable profit rate of  8%. After the review  by finance and accounting  department,  Group  A will then request for payment from Group B through the Group’s system. The business administration or other  department  designated by the management of Group B will check the data together with the relevant department(s) of Group A which provide overseas market promotion and customer  service  and  submit  the relevant payment requests to the related  party transaction office for review and approval for payment. The officers of different levels of the aforementioned departments  of Group  B will also further check when transacting the payment.

LETTER FROM THE BOARD

4. Procurement service provided by Group A to Group B

The procurement service department  of  Group A will provide the nature of the relevant procurement service and the costs  such  as labour costs  and  office  expenses.  In accordance with the pricing policy of the Framework Agreement (general  pricing principle (4) above), the related  party  transaction team of Group A will calculate the charges based on allocation of procurement department expenses according to working  hours  or workload  plus  a  reasonable  profit rate of 5%. After the review by finance and accounting department, Group A will then request for payment  from  Group  B  through  the Group’s system. The  procurement department or other department designated  by the management of Group B will check the data together with the procurement department of Group A and submit the relevant payment requests to the related party transaction  office for review and approval for payment.  The officers of different levels  of the aforementioned department of Group B  will  also further check when transacting  the  payment.

LETTER FROM THE BOARD

5. Research, development and experiment support service provided by Group A to Group B

The research and development department of Group A will provide the nature of the relevant service and the costs such as labour costs and office expenses. In accordance with the pricing policies under the Framework Agreement (general pricing principle (3) above), Group A will calculate the charges with reference to market price. The reliability laboratory  and/or the product department of Group B will check  the data together with the reliability laboratory and/or product department of Group A and submit the relevant payment requests to the related party transaction office for review and approval for payment. The officers of different levels of the aforementioned department of Group B will also further check  when transacting the payment  request.  Market  price is assessed using quotes obtained from two or more independent third party providers for similar services. Group A may subcontract certain orders to comparable independent third party providers from time to time as  needed.  The pricing of services provided by Group A to Group B is based on the quotes obtained from such third party providers. Group A will then request for payment from Group B through the Group’s system.

LETTER FROM THE BOARD

6. Comprehensive administration, logistics, production management and IT, and other service provided by the Group A to Group B

The human resources department of Group  A will calculate the working hours spent on providing services to Group B by the various departments in Group A. In accordance with the pricing policies under the Framework  Agreement (general pricing principle  (4)  above), the related party transaction team of Group A will calculate the charges based on allocation of labour costs and relevant resources consumption according to the proportion of working hours or workload plus a reasonable profit rate of 5%. After the review by finance  and accounting department, Group A will then request for payment from Group B through the Group’s system. Group A may also refer to market prices assessed by obtaining quotes from independent third party providers in respect of similar services. The general affairs office, logistics function, manufacturing department  and other relevant department(s) (where applicable) of Group B will check the data together with the relevant department(s)  of Group A and submit the relevant payment requests to the related party transaction  office for review and approval for payment.  The officers of different levels  of the aforementioned department(s) of Group B will also further check when transacting  the  payment.

LETTER FROM THE BOARD

7. Water, electricity, gas and heat provision service provided by Group A to Group B

The facilities department of Group A will record the monthly consumption of water, electricity, gas and heat. In accordance with the pricing policies under the Framework Agreement (general pricing principle (1) above), Group A will calculate the charges based on the price prescribed by Beijing Municipal Commission of Development and Reform published on its website from time to time or with reference to market price. Upon the review and approval by the officer(s) of the relevant business  department, Group A will then request for payment from Group B through the Group’s system. Group A may also use market prices assessed by obtaining at least two quotes from independent third party providers in respect of similar services. The request for payment shall  be reviewed and approved by the officers of the relevant departments of Group A. The facilities department of Group B will further check  the unit price of various types of service and the basis of consumption amount in the payment requests and upon the review by the department officer(s), submit to the  related  party transaction office for review and approval. The officers of different levels of the facilities department of Group B  will  also  need  to further check when transacting the payment.

LETTER FROM THE BOARD

III.	Leasing of assets

Type of transaction	Pricing policy

1. Leasing of Group A’s plant and office premises by Group B

The plant and office premises lease agreement entered into between Group A and Group B for leasing of plant and office premises from Group A to Group B is renewable annually. The agreement was negotiated  on arm’s  length basis. When determining the price Group A  made references to the prevailing prices of comparable plants and offices in the  same district during the same  period  (general principle (3) above). As the plant has a built-in clean room, a unique feature of a wafer fab, an additional reasonable charge of 8% of the rental price is charged to Group B to ensure the rental  is fair and reasonable and not less favourable to Group A.

2. Mutual leasing of equipment

With respect to mutual leasing of equipment,

the rental charge will be determined by reference to the nature of lease, current market conditions and will be on comparable terms with the quotes from independent third parties providing  services of a similar nature  and  comparable scale (general principle (3) above). In terms of leasing of equipment by Group B to Group A, the finance and  accounting  department  of Group A  will  seek  quotation  from  two  or more comparable independent third parties to ensure the rental charged by Group B is not less favourable than those submitted by the independent third parties. In  terms  of  leasing  of equipment by Group A to Group B, the finance and accounting department of Group B will seek quotation from two or more comparable independent third parties to ensure the rental charged to Group B is not less favourable than those submitted by the independent third parties.

LETTER FROM THE BOARD

IV.	Transfer of assets

Type of transaction	Pricing policy

Mutual acquisition and disposal of equipment

Group A as seller of equipment (general principle

(3) above): In respect of selling equipment, the personnel in the SPM of Group  A  are responsible for setting the price of equipment. Based on the Group’s ‘‘Intercompany  Transfer of Goods’’ policy, the transfer price  for  material, parts, and equipment must  be  based  on market price which is determined by comparing  against  independent  third  parties for comparable product at  the  same  time  and  in the same region. As the prices of second-hand tools and equipment in the semiconductor industry vary depending on timing and market supply status, Group A also engages two  to  three independent brokers, as appropriate depending on the circumstances, to provide quotation based on the  specific  configurations of a tool or equipment, the selling price is based on the prices provided by these brokers and is  not less favourable to Group A.

Group A as buyer of equipment (general principle

(3) above): In respect of buying equipment, the personnel in the SPM of Group A carry out the same procedure as above based on the same policy to ensure purchasing prices are not less favourable to Group A.

LETTER FROM THE BOARD

V.	Provision of technical authorisation or licensing

Type of transaction	Pricing policy

1. Provision of technical authorization or licensing by Group A to Group B

The fee for any technical authorisation or licensing will be based on comparable local market price (general principle (3) above). Group B will engage a qualified valuer (as agreed by Group A and Group B) to perform a fair value assessment of the fees relating to the Group A’s provision of technical authorisation or licensing to Group B.

2. Sharing of research and development costs in relation to 28-nanometer technologies

The costs are agreed upon by both parties on the condition that the relevant costs are identifiable and are allocated to each party involved  on  a fair and equitable basis (general principle (5) above). The Company and SMNC entered into a technical authorisation and licensing agreement on 22 December 2014, which specifies that the research and development costs during each calendar year will be proportionally shared by  the parties based on the  percentage  calculated by comparing the number of 28-nanometer nodes that each of  them  plans  to produce during the relevant calendar year against  the total number of 28-nanometer nodes  both  parties plan to produce  during  the  same  period. Furthermore, Group B will engage an external auditor (as agreed by Group A and Group B) to provide an independent auditor’s report regarding the  recognition of the sharing  of costs to ensure that it is a fair representation  of the incurred costs. Furthermore, the Board of the Company and the Board of SMNC  conduct an annual review separately of each of their production plans and the consequential proportion of costs to be shared.

LETTER FROM THE BOARD

VI.	Provision of guarantee for financing activities

Type of transaction	Pricing policy

Guarantee provided by Group A for Group B’s financing activities

With respect to provision  of guarantee  by Group A in respect of Group B’s financing activities, the service fee for such guarantee will be determined by reference to the market conditions and quotes from independent third parties providing services of a  similar  nature and comparable scale (general pricing principle

(3) above). The finance and accounting department of Group A  will  seek  quotation from two or more comparable independent third parties to ensure the service fee is fair and reasonable and not less favourable to Group A.

The Continuing Connected Transactions will be settled in accordance with the relevant agreement for each transaction. The Company has in place a series of internal control measures to ensure that the terms of the Framework Agreement are fair and reasonable and that the Continuing Connected Transactions will be conducted  on  normal  commercial  terms. As the Continuing Connected Transactions also constitute related party transactions  for the Company, they will be subject to the related party transaction policy of the Group, which is further explained below.

1.

SMNC has established a related party transaction review committee, which is comprised of four non-executive directors of SMNC of which two of them, namely Dr. Zhao HaiJun, the executive Director and Co-Chief Executive Officer of the Company and Dr. Gao Yonggang, the executive Director, Chief Financial Officer and Joint Company Secretary of the Company, were appointed by the Company  and the other two were appointed by each of China IC Fund  and  ZDG.  The  related party transaction review committee is responsible for reviewing and approving the framework agreement and pricing policy of connected transactions entered into by the SMNC and the Company, with the assistance from the related party transaction office of SMNC. The committee has meeting at least once annually to monitor and review related party transactions between SMNC and the Company;

2.

The Company has also established a related party transaction review team, consisting of members from the finance, legal and other related departments of the Company, which reviews the terms of specific connected transaction agreements and reports its findings to the related party transaction review committee;

3.

Group A and Group B each employs and maintains separate business, operation  and accounting personnel of its own. There is clear segregation of approval authority and duty between the two entities. In general, for each type of the Continuing Connected Transactions under the Framework Agreement, either the Company or SMNC would propose the transaction price after the review and approval by the relevant department(s), such as the manufacturing department, business administration department, the finance and accounting department, depending on the type of the transaction. The counter party of the relevant department(s) will then, also review and

LETTER FROM THE BOARD

approve the pricing of the transaction before acceptance. As the Company and SMNC maintains separate business units and separate personnel, the relevant department(s) that proposes the transaction price and the relevant department(s) of the counter party that accepts such transaction price would be different persons and under different departmental management;

4.	The Company’s compliance office will perform quarterly check on transactions entered under the Framework Agreement to ensure compliance with pricing policies and annual caps are not exceeded; and

5.

The Company’s external auditors will conduct an annual review of the transactions entered into under the Framework Agreements to ensure the transaction amounts are within the annual caps and the transactions are in accordance with the terms set out in the Framework Agreements.

In accordance with the Listing Rules, the independent non-executive Directors and the auditors of the Company will also perform an annual review of the terms of the Continuing Connected Transactions to  ensure that the pricing policy and the annual caps remain fair   and reasonable and that appropriate internal control procedures are in place, and  will  confirm so each year in the annual report published by the Company.

Considering the general principles and the detailed pricing policies, as well as the internal control procedures in place, the Directors (excluding the  independent  non-  executive Directors) are of the view that the methods and procedures are sufficient to ensure that the Continuing Connected Transactions will be conducted on normal commercial terms  or better and not prejudicial to the interests of the Company and its minority Shareholders.

Payment

The consideration of the Continuing Connected Transactions will be paid  in  accordance with the  separate agreement for  each specific transaction contemplated under  the Framework Agreement and will  be  funded by  the  relevant party’s internal resources. It is expected that the payment for most of the Continuing Connected Transactions would be settled within 30 days of, or other reasonable period of time after, the specific transaction taking place.

Other Terms

The terms of the Framework Agreement are subject to applicable laws and regulations including the requirements of any regulatory authorities (including but not limited to the Stock Exchange and the New York Stock Exchange, Inc.).

LETTER FROM THE BOARD

THE ANNUAL CAPS AND BASIS OF DETERMINATION

Historical Transaction Amounts

The historical transaction amounts between Group A and Group B for the transactions contemplated under the 2016 Framework Agreement in 2016 and 2017 are as follows:

Nature of Continuing Connected Transactions	Continuing Connected Transactions For the Year Ended 31 December 2016(1)	Transactions For the Year Ended 31 December 2016(2)	From 1 January 2017 to the Latest Practicable Date(3)

	(US$ million)	(US$ million)	(US$ million)

Type I CCT	168.7	249.8	452.3
Type II CCT	23.8	87.6	40.0
Type III CCT	0.4	0.9	0.6
Type IV CCT	—	—	—
Type V CCT	69.1	69.1	76.7

Notes:

(1)	Representing the amounts of transactions constituting continuing connected transactions (as defined in the Listing Rules) upon the completion of Capital Contribution on 30 June 2016.

(2)	Representing the amounts of all transactions between Group A and Group B for the year ended 31 December 2016.

(3)	Unaudited.

Guarantees Provided by the Company to SMNC

The Company has also provided guarantees in respect of certain rental payable by SMNC with respect to its operating lease of equipment to support SMNC’s daily operation and business development. As at 31 December 2016 and  the Latest Practicable Date, the  total amount of financial liabilities of SMNC in respect of which the Company provided guarantee was approximately US$59.4 million and US$218 million, respectively.

LETTER FROM THE BOARD

Annual Caps

The breakdown for the proposed Annual Caps for the Continuing Connected Transactions is set out below.

Nature of Continuing	For the Year Ending 31 December
Connected Transactions	2018 (US$ million)	2019 (US$ million)	2020 (US$ million)
Type I CCT	900	1,100	1,500
Type II CCT	100	150	200
Type III CCT	200	200	200
Type IV CCT	200	200	200
Type V CCT	100	100	100
Type VI CCT	1,000	1,000	1,000

In arriving at the proposed Annual Caps as set out in this circular, the Company has considered various factors including that since its establishment in June 2013, SMNC had grown and expanded its business operations significantly. It is expected that SMNC will continue to increase its manufacturing capacity as well as work closely with its existing customers of 28nm and 40nm products and develop new client and products.

The Company has also considered the historical transaction amounts between the Company and SMNC, and reasonable factors such as the expected occurrences  of  Continuing Connected Transactions in light of current market conditions of the semiconductor industry and the technological capability and future business plans of the Company and SMNC, as follows:

1.

With regards to Type I CCT, the Annual Caps for the years ending 31 December 2018, 2019 and 2020 is US$900 million, US$1,100 million and US$1,500 million, respectively. Such Annual Caps have been determined based on various factors, including the historical and estimated  transaction  amounts  and  the  future business plan of the Group and SMNC. The historical  transaction  amounts  between Group A and Group B  with respect to  the purchase and sale of goods  were US$249.8 million in 2016 and US$452.3 million for the 11 months ended 30 November 2017. The estimated amount of such transactions between 1 December 2017 to 31 December 2017 is US$58.1 million and thus the estimated annual transaction amount in 2017 is US$510.4 million, representing an annual growth  rate of 104.3% from 2016 to 2017. It is expected that in 2018, SMNC will expand the production capacity of its first fab and commence the production of its second fab, which expects to increase the annual production capacity and product sales of SMNC thereafter. The Company believes that in light of the investment plan and  the expedited development of SMNC, it is reasonable to estimate that  the production capacity of SMNC will increase of  approximately 124.1% from  2017  to 2020. For further details concerning the expansion plan of SMNC, please refer   to the section headed ‘‘Letter from the Board — Reasons For and Benefits of the Continuing Connected Transactions — Expansion Plan  of SMNC’’  in this circular. The Company expects that SMNC will sell most of  its finished products  to Group A for the three years ending 31 December 2020 and thus the Company assumes the

LETTER FROM THE BOARD

growth for the transaction amounts of Type I CCT for the relevant periods will be similar to that of the production capacity of SMNC. The Company also considers a buffer to cater for the potential surge in product demand due to different factors which can hardly be foreseen or controlled by the Company, such as the popularity of certain electronic devices which may result in rapid development and change of semiconductor industry. After considering the expansion plan, the expected production capacity of SMNC, the expected  increasing sales between Group A and Group B and the  reasonable buffer for future Type I CCT, the Company considers that the Annual Caps for Type I CCT fair and reasonable.

2.

With regards to Type II CCT, the Annual Caps for the years ending 31 December 2018, 2019 and 2020 is US$100 million, US$150 million and US$200 million, respectively. Such Annual Caps have been determined based on various factors, including, among others, the historical and estimated transaction amounts and the future cooperation between Group A and Group B. The historical transaction amounts between Group A and Group B with respect to the rendering of or  receiving services were US$87.6 million in 2016 and US$40.0 million for the 11 months ended 30 November 2017. The downward trend in the  transaction  amounts from 2016 to 2017 was primarily due to the development and maturity of certain service systems and functions of SMNC in 2017. However, it is expected that the demand of supporting services, in particular, the processing and testing services from Group B will rebound and gradually increase from 2018 to 2020 in anticipation of the expected expanding production capacity and sales of SMNC during the same periods, which is estimated to increase of approximately 124.1% from 2017 to 2020. In particular, the demand for processing and testing service of SMNC fabs will be particularly strong at  their early stage, primarily because that  in order to achieve better cost efficiency, new fabs will usually procure certain key equipment in the first place and request for processing and testing service from other fabs of the Group. It is expected that the second fab of SMNC  will  commence operation in 2018 and will require large amount of processing and testing service from Group A. Taking into account that the target manufacturing capacity of the second fab of SMNC is same with that of the first fab of SMNC,   the Company believes it would be reasonable to estimate that the demand of processing and testing service by the second fab in its first-year operation will be   at the same level of the first fab in 2016, being its first year of operation, which means that after pro-rata calculation, SMNC will requires additional processing  and testing service in the amount of US$48 million in 2018 on the basis of the historical transaction amount in 2016. For further details  concerning  the  expansion plan of SMNC, please refer to the section headed ‘‘Letter from the  Board — Reasons For and Benefits of the Continuing Connected Transactions — Expansion Plan of  SMNC’’  in  this circular. The Company further considers that  to provide processing and testing service to Group B by using the processing and testing equipment of Group A will result in higher equipment utilisation rates and improve the Group’s overall efficiency. After considering  the  historical transaction amount and the expected growing demands of  various  types  of  services under Type II CCT, the Company considers the Annual Caps for Type II CCT fair and reasonable.

LETTER FROM THE BOARD

3.

With regards to Type III CCT, the Annual Caps for each year  ending  31  December 2018, 2019 and 2020 is US$200 million, which have been primarily determined based on the investment and expansion plan of SMNC. Notwithstanding that the historical transaction amount for Type III CCT was relatively low in 2016 and for the 11 months ended 30 November 2017, it is expected that in addition to the capital contribution of US$2.4 billion provided by shareholders of SMNC in June 2017, approximately US$1.21 billion (the ‘‘SMNC Investment’’) investment for the second fab of SMNC will need to be funded by the internal cash flow of and debt financing by SMNC. The SMNC Investment will, depending on various factors, lead to SMNC’s increasing demand of equipment leasing since more than 90% of the total investment for the second fab would be used to acquire or  lease production equipment, which could be partially satisfied  by inter-Group leasing of equipment. Although  no  equipment  leasing  arrangement has  been entered into between Group A  and Group B  in 2016 and   for the 11 months ended 30 November 2017, taking into account Group B’s  demand for finance lease for production equipment and  SMNC’s  historical  finance lease with an independent third party, the Company considers it is  necessary to set up reasonable annual caps for potential leasing arrangements between Group A and Group B in the future. The production equipment of the second fab of SMNC cost as much as US$60 million to  US$80 million each and  the lease of such equipment usually has a  term ranging from three to five years.  The relatively high unit price of the production equipment requires a reasonably ample annual cap for the equipment leasing transactions between Group A and Group B. In March 2016, SMNC had made a finance lease from an independent third party for certain production equipment to be used in the first fab in a total amount of US$200 million with a term of five years. It is expected that the second fab may have a similar level of demand for finance lease for production equipment and the inter-Group leasing of equipment will help to reduce the overall finance  cost of the Group, reduce the uncertainty of the transactions and improve the efficiency of  equipment utilisation of the  Group. For further details concerning  the expansion plan of SMNC, please refer to the section headed ‘‘Letter from the Board — Reasons For and Benefits of the Continuing Connected Transactions — Expansion Plan of SMNC’’ in this circular. After considering the potential equipment leasing arrangements, the unit cost of  such leasing arrangements and  the historical equipment lease of SMNC, the Company considers the Annual Cap for Type III CCT fair and reasonable.

4.

With regards to Type IV CCT, the Annual Caps for each year  ending  31  December 2018, 2019 and 2020 is US$200 million. For the year ended 31 December 2016 and the 11 months ended 30 November 2017, the Company and SMNC had not completed any acquisition or disposal of equipment  with  each other. In determining the Annual Caps for Type IV CCT for the years ending 31 December 2018, 2019 and 2020, the Company has primarily considered the investment and expansion plan of SMNC. SMNC will need to use approximately US$3.3 billion to acquire or lease production equipment for the construction and operations of its second fab. Part of the universal production equipment required   by the second fab, which includes, among others, immersion scanner, clean tool, rapid thermal processing equipment, plasma etching system and wafer surface inspection system, can be acquired from Group A. As at the Latest Practicable Date, the Company identified that certain frequently-used universal production equipment could be acquired by Group B from

LETTER FROM THE BOARD

Group A in 2018, which had an aggregate value of approximately US$214 million. Given the expected continuous expansion of SMNC, additional production equipment may be regarded as appropriate to be transferred from Group A to Group B in 2019 and 2020 to meet the demand of production equipment of Group B and improve the  overall equipment utilisation of the Group. The Company expects that, depending on various factors, including the frequency of use of the relevant  equipment  by Group A and the actual demand of Group B, the aforementioned additional universal production equipment that might be transferred  from  Group  A  to  Group B in 2019 and 2020 will remain at the similar level as that in 2018. In view of this, Group B will need a reasonable annual cap for the potential inter-Group transfer of universal production equipment in 2018, 2019 and 2020. The Company considers that to transfer equipment between Group A and Group B  will provide  an alternative of satisfying such development plan with certain degree  of  flexibility, improve the efficiency of equipment utilisation of the Group, better consolidate the resources of the Group and improve the transaction efficiency of the Group. For further details concerning the expansion plan of SMNC, please   refer to the section headed ‘‘Letter from the Board — Reasons For and Benefits of the Continuing Connected Transactions — Expansion Plan of SMNC’’ in this circular. After considering the expansion plan and the corresponding increasing demand of production equipment procurement of SMNC, the Company considers the Annual Caps for Type IV CCT fair and reasonable.

5.

With regards to Type V CCT, the Annual Caps for each year ending 31 December 2018, 2019 and 2020 is US$100 million, which is primarily determined based on the historical transaction amounts and the estimated technological development     of the Group. The historical transaction amounts between Group A and Group B with respect to technical authorisation or licensing (including the sharing of research and development costs) were US$69.1 million in 2016 and US$76.7 million for the 11 months ended 30 November 2017. The sharing of costs is estimated to be US$76.7 million for the year ending 31 December 2017, based on the pricing policies of the provision of technical authorisation or licensing as described in the sub-section headed ‘‘The Framework Agreement — Pricing of the Continuing Connected Transactions — V. Provision of technical authorisation or licensing’’ in this circular. After considering the historical amount of Type V CCT and the expected growth in the production capacity of 12-inch wafers of Group B for the years ending 31 December 2018, 2019 and 2020, the Company considers   the Annual Caps for Type V CCT fair and reasonable.

LETTER FROM THE BOARD

6.

With regards to Type VI CCT, the Annual Caps for each year  ending  31  December 2018, 2019 and 2020 is US$1,000 million. Such Annual Caps are split into (i) US$990 million for the maximum amount of the financial liabilities of SMNC in respect of which guarantee can be provided by the Company or its subsidiaries (the ‘‘Balance Cap’’); and (ii) US$10 million for the fee payable by SMNC in consideration for such guarantee (the ‘‘Guarantee Fee Cap’’):

a.

the Balance Cap of US$990 million is primarily determined based on the historical amounts of guarantee provided by Company to SMNC and the financing needs of SMNC for the years ending 31 December 2018, 2019 and 2020. During the 11 months ended 30 November 2017, the maximum amount of daily balance of the guarantee provided by the Company for SMNC’s financing activities was approximately US$235.1 million. It is expected that the SMNC Investment will need to be funded by the internal cash flow and debt financing of SMNC and the maximum amounts of principal of new borrowings to be  incurred by SMNC for the construction of  its  second fab  for the three years ending 31 December 2018, 2019 and 2020 will amount to approximately US$1.21 billion, aggregately. The Company expects that for   up to 80% of such borrowings external guarantee will be required by  Group  B, and the rest of which may not  necessarily require the  guarantee. Taking into  consideration of  the  above factors, the  Company further considers that  it is fair and reasonable to set up a Balance Cap of US$990 million for the years ended 31 December 2018, 2019 and 2020.

b.

the Guarantee Fee Cap of US$10 million for each year during the three years ending 31 December 2018, 2019 and 2020 is determined based on the Balance Cap of US$990 million and a guarantee fee charge rate up to 1.0%. Such charge rate was determined based on the fee quotes provided by commercial banks who are independent third parties. After considering the maximum amount of guarantee which may be required by Group B and the fee quotes from independent third parties commercial  banks,  the  Company  considers the Guarantee Fee Cap fair and reasonable for the years ended 31 December 2018, 2019 and 2020.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Continuing Connected Transactions (save as Type VI CCT) under the Framework Agreement is in substance a continuation of the transactions carried out under the 2016 Framework Agreement.

SMNC operates a 12-inch wafer fab with advanced process capability. As the market demand for advanced process continue to surge, the Company has been allocating and will continue to allocate majority of its advanced node manufacturing  to  SMNC  to  ensure  future wafer production needs of the Company are met.

LETTER FROM THE BOARD

The Company believes that advancement in technology is one of the key  growth  factors. With respect to advanced nodes of 28nm and 40nm, which is one  of the  development focuses of the Group, the Group recorded a revenue growth of more than 90% in 2016 as compared to the year of 2015, and more than 30% during the first three quarters   of 2017 as compared to the corresponding period in 2016. The continuous cooperation with SMNC, throughout the various steps in production as  reflected  in the  Continuing Connected Transactions, helps the Company to meet demand from its  customers and to attain higher profitability, especially for the advanced nodes.

The business partnership between the Company and SMNC has helped to eliminate  some duplicated efforts on introducing and manufacturing advanced nodes for IC design houses, therefore reducing the time to market and some overhead expenses for both parties. With the expansion of its capacity and continuous innovation, the Company believes that it will be able to enhance its position in the industry and benefit from the increase in its economies of scale.

As SMNC had been continuously expanding its manufacturing capacity, the Company can therefore leverage SMNC’s manufacturing capacity to expand the Company capacity based on its advanced technology in a capital-efficient manner. For detailed information concerning the expansion plan of SMNC, please refer to the section headed ‘‘Reasons For and Benefits of the Continuing Connected Transactions — Expansion Plan of SMNC’’  in  this circular.

The Directors (excluding the independent non-executive Directors whose view will be given after taking into account the advice from the Independent Financial Adviser)  are  of  the view that the terms of the Framework Agreement including the  proposed Annual Caps  are fair and reasonable, and the entering into of the Framework Agreement and the  Continuing Connected Transactions contemplated thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group  and  in  the  interests of the Company and the Shareholders as a whole.

Expansion Plan of SMNC

SMNC is developing and constructing its second fab with an expected manufacturing capacity of 35,000 wafers per month (the ‘‘Expansion Plan’’). Reference is made to the Company’s announcement dated 10 August 2017, the circular (the ‘‘2017  Capital Contribution Circular’’)  dated 13  September 2017 and the extraordinary general meeting  poll results announcement dated 29 September 2017 relating to the  Company,  SMIC  Beijing, China IC Fund, Beijing Semi Fund, IDIMC, ZDG, SMIC Holdings and ETown Capital agreeing to amend the previous joint venture agreement through an amendment JV agreement (the ‘‘Amendment JV Agreement’’) and a capital increase agreement (the ‘‘Capital Increase Agreement’’), pursuant to which, among others, the aforesaid contracting parties have agreed to contribute US$2.4 billion in total in the form of registered capital injection  (the ‘‘2017 Capital Injection’’). As disclosed in the Company’s announcements dated 10 May 2016 and circular dated 7 June 2016 and the table on page 11 of the Capital Contribution Circular, before entering into the Amendment JV Agreement on 10 August 2017, the total investment in SMNC was US$3.59 billion (comprising US$2.4 billion in the form of registered capital and US$1.19 billion funded through SMNC’s internal cash flow and debt financing). Such investment has been used for development, expansion and related needs for equipment of SMNC’s first fab.  SMNC has successfully commenced the operation of  its first fab and has been improving its manufacturing capacity of 40nm and 28nm wafers used for communications and consumer related applications towards the first fab’s target

LETTER FROM THE BOARD

manufacturing capacity of 35,000 12-inch wafers per month. With the operation of the first fab, as at the end of  30  June 2017, the monthly manufacturing capacity of SMNC was 23,000 12-inch wafers. SMNC aims to reach a production capacity of 29,000 wafers per month by the end of 2017.

The reason for the Expansion Plan and the investment is in line with the strategy of the Group. In terms of the strategy of the Group, as the  Group  derives  approximately  one fourth of its wafer revenue from 28nm and 40nm wafers in 2016 and the first half of 2017,  the continuing development in manufacturing capacity of 28nm wafers is an important strategic component of the sustainable growth of the Group, particularly considering the revenue contribution from 28nm wafers had increased from approximately 1.6% in 2016 to approximately 5.8% in the first half of 2017 in terms of wafer revenue and the migration of various technologies towards 28nm technology due to its technological performance  and price competitiveness. The manufacturing capacity of 28nm and 40nm wafers is also interchangeable to a certain extent, allowing a flexibility to  satisfy  customers’  demand. After completing the first phase development, SMNC is expected to commence its second phase development by constructing a second fab which is expected to have a manufacturing capacity of 35,000 12-inch wafers per month. The construction of the second fab will enable SMNC to achieve its overall development plan, being a production line comprising two fabs with target manufacturing capacity of 70,000 12-inch wafers per month.

In terms of the identified opportunities of the Expansion Plan, the business strategy of SMNC is to continue increasing its  manufacturing  capacity,  utilisation  rate  and profitability as well as work closely with its existing 28nm and  40nm  customers  and  develop new clients and products. The capital contributions under the Amendment JV Agreement and the Capital Contribution Agreement will be  used to  develop its second fab  by improving its scale, utilisation rate, product mix and production yields, leading to an increase in its profitability over time. Through adopting the joint venture structure, SMNC    is funded through a balanced mix of capital contributions from joint venture partners, operating cash flow and debt financing,  with an  intention to  capture more  opportunities  and build up scale production for better long-run profitability.

The Group also intends to cater for the market demands and increase its  market share  for advanced nodes products. As disclosed in page 44 of the Capital Contribution Circular, according to a press release published by TrendForce during the first half of 2017, the most advanced node currently available among the PRC firms is the 28nm technology, which is SMNC’s focus. The Company, despite being one of the companies with the most advanced 28nm technology among the PRC firms, the Group’s global market share of the 28nm technology only represented less than 0.1% and less than 1% in 2015 and 2016, respectively, according to market data of IHS-iSuppli. According to the  feasibility  report  (the ‘‘Feasibility Report’’) of the second fab construction and based on the forecast of IHS- iSuppli, technological products such as smartphones and Internet  of  Things  would  be among the main drivers for the growth of the integrated circuit market in the next decade.  The 28nm technology could be applied on technological products such as smartphones and Internet of Things, which the Company aims to increase the market share.

In terms of the expected budget for the Expansion Plan, the expected total investment  for the construction of the second fab will be approximately US$3.61 billion. In addition to the 2017 Capital Injection in  the total amount of  US$2.4 billion, SMNC will also need to  use internal cash flow and debt financing to raise for US$1.21 billion for the development of its second fab.

LETTER FROM THE BOARD

As to the basis of the expected amount of investment of the Expansion Plan, approximately US$3.3 billion of the total investment will be used for the procurement of production equipment, and US$0.2 billion will be used for the relevant construction works. The amount of approximately US$3.3 billion of the production equipment is the sum of the estimated costs for purchasing the list of the required equipment with a total manufacturing capacity of 35,000 12-inch equivalent wafers per month. The list of  the  required equipment is prepared based on the number of equipment needed for each of the  production  departments based on past experience if the total production capacity is to increase from 35,000 to 70,000 12-inch equivalent wafers per month. The estimated cost of each of the equipment was based on the latest data of recently purchased equipment  and  quotations  from suppliers, including but not limited to the cost of  the machines, transportation cost    and installation cost, at the time when the Feasibility Report was  prepared. It  is  expected that the second fab of SMNC will have 1,500 staff in total and have buildings with an aggregate gross floor area of 89,555 square meters. Messis Capital Limited, being the independent financial adviser to advise the independent board committee and  the independent shareholders, among others, the Amendment JV Agreement, after further considering the total investment of the first fab of SMNC and  other factors, had  the  view that the expected investment amount for the second fab of SMNC is needed for the  production capacity to increase to the planned level and there is a commercial need for the capital injection under the Amendment JV Agreement and the Capital Increase Agreement. Please refer to the sections headed ‘‘Letter From the Board — Part I — Amendment JV Agreement and Capital Increase Agreement — Reasons For and  Benefits  of The Amendment JV Agreement and The  Capital  Increase  Agreement’’  and  ‘‘Letter from Messis Capital — Principal Factors and Reasons Concerned — (1) The Amendment JV Agreement and the Capital Increase Agreement — Background of the Amendment JV Agreement, the Capital Increase Agreement and the Parties — Reasons for  and  benefit of  the Amendment JV Agreement and the Capital Increase Agreement’’ in the Capital Contribution Circular for further details.

IMPLICATIONS OF THE CONTINUING CONNECTED TRANSACTIONS UNDER THE LISTING RULES

As at the Latest Practicable Date, China IC Fund held approximately 15.85% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited. Accordingly, China IC Fund is a connected person of  the Company at the  issuer level pursuant to the Listing Rules. As at the Latest Practicable Date, the registered capital of SMNC was held as to approximately 51% and 32% by the Group and China IC Fund, respectively. SMNC is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules.

As one or more of the applicable percentage ratios in respect of the Annual Caps for Type I CCT, Type II CCT, Type III CCT, Type IV CCT and Type VI CCT (collectively, the ‘‘Specific Non-Exempt CCT’’) exceeds 5%, such transactions will constitute non-exempt continuing connected transactions under Chapter 14A  of  the  Listing Rules. Accordingly,  the Framework Agreement and the Specific Non-Exempt CCT are subject to the reporting, announcement and Independent Shareholders’ approval requirements.

LETTER FROM THE BOARD

As the applicable percentage ratios in respect of the Annual Caps for Type V CCT are more than 0.1% but less than 5%, such transactions are subject to the  reporting, announcement and annual review requirements, but exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As the applicable percentage ratios in respect of the Annual Caps for Type IV CCT are more than 5% but less than 25%, the Type IV CCT also constitute discloseable transactions of the Company and are subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

In accordance with the Listing Rules, the Independent Board Committee has been established to advise and provide recommendation to the Independent Shareholders on the Framework Agreement and the Specific Non-Exempt CCT (including the Annual Caps) and to advise the Independent Shareholders on how to vote.

Messis Capital has been appointed by the Company as the Independent Financial  Adviser to  advise the Independent Board Committee and the Independent Shareholders on the Framework Agreement and the Continuing Connected Transactions (including the  Annual Caps).

INFORMATION ABOUT THE PARTIES

Information on the Company

The Company is one of the leading semiconductor foundries in the  world  and  the largest and most advanced foundry in  mainland China. SMIC provides integrated circuit   (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a  majority-owned 200mm fab. SMIC  also has marketing and customer service offices in  the U.S., Europe, Japan, and  Taiwan,   and a representative office in Hong Kong.

Information on SMNC

SMNC is a joint venture company established in the PRC pursuant to the joint venture agreement dated 3 June 2013, the equity capital of which is owned as to 12.5% by SMIC Beijing, 13% by the Company, 25.5% by SMIC Holdings, 32% by China IC Fund. The remaining equity capital of SMNC is owned by ZDG, IDIMC, Beijing Semi Fund and E- Town Capital and none of them owns 10% or more equity capital of SMNC. SMNC is primarily engaged in manufacturing and trading of semiconductor products.

LETTER FROM THE BOARD

GENERAL INFORMATION

At the EGM, ordinary resolution will be proposed to the Independent Shareholders to approve, among others, the proposed Framework Agreement and the Specific Non-Exempt CCT and their Annual Caps).

As China IC Fund is a connected person of the Company, its wholly-owned subsidiary Xinxin (Hongkong) Capital Co., Limited and its other associates (as defined in the Listing Rules) will abstain from voting on the ordinary resolution to approve the Framework Agreement and any transactions contemplated thereunder. As at  the  Latest  Practicable  Date, Xinxin (Hongkong) Capital Co., Limited was holding 740,000,000 Shares and representing approximately 15.85% of the total issued share capital of the Company.

Apart from Xinxin (Hongkong) Capital Co., Limited and other associates of China IC Fund, no other Shareholder will be required to abstain from voting on the resolution at the EGM.

No  Director was considered to  have a  material interest in the Framework Agreement  on the date of the Board meeting authorising the Framework Agreement which would have required the Director to abstain from voting at the relevant Board meeting.

Your attention is drawn to the general information set out in Appendix I to this  circular.

LETTER FROM THE BOARD

RECOMMENDATION

The Board (including the independent non-executive Directors) considers that it is in the best interests of the Company and the Shareholders as a whole to enter into the  Framework Agreement and the transactions contemplated thereunder; the terms of the Framework Agreement are fair and reasonable; and the entering into of the Framework Agreement and transactions contemplated thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Framework Agreement and the Specific Non-Exempt CCT.

LETTER FROM THE BOARD

EXTRAORDINARY GENERAL MEETING

The voting at the EGM will be taken by a poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

To the best knowledge, information and belief of the Directors, having made all reasonable enquiries, there is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon any Shareholders; and (ii) no obligation or entitlement of any Shareholder as at the Latest Practicable Date, whereby it/he has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its/his Shares to a third party, either generally or on a case-by-case basis.

A form of proxy for the EGM is enclosed with this circular. Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy and return it to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the EGM. The completion of a form of proxy will not preclude you from attending and voting at the EGM in person.

For determining the entitlement to attend and vote at the EGM,  the  register  of  members of the Company will be closed from 5 February 2018 to 8  February 2018 (both  days inclusive), during which period no transfer of shares in the Company will be registered. In order to qualify for attending and voting at the EGM, all transfers, accompanied by the relevant certificates, must be lodged with the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4 : 30 p.m. on 2 February 2018. All persons who are registered holders of the Shares on 8  February  2018, the record date for the EGM, will be entitled to attend and vote at the EGM.

By Order of the Board

Semiconductor Manufacturing International Corporation Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 18 January 2018

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Set out below is the text of the letter of recommendation, prepared for incorporation in this circular, from the Independent Board Committee to the Independent Shareholders.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

18 January 2018

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND

CONTINUING CONNECTED  TRANSACTIONS

IN RELATION TO FRAMEWORK AGREEMENT

We refer to the circular dated 18 January 2018 (the ‘‘Circular’’) issued by the Company to the Shareholders of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings given to them in the Circular.

We have been appointed by the Board to advise the Independent Shareholders as to whether the terms of the Framework Agreement are fair and reasonable, and whether the entering into of the Framework Agreement is on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company  and the Shareholders as a  whole and to  advise the Independent Shareholders on  how to  vote, taking into account the recommendations of Messis Capital.

Messis Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms      of the Framework Agreement are fair and reasonable, and whether the entering into of Framework Agreement is on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the  Company  and  the  Shareholders as a whole and to advise the Independent Shareholders on how to vote on the relevant resolution. Details of its advice, together with the principal factors and  reasons  taken into consideration in arriving at such advice, are set out on pages 37 to 78 of the Circular.

*	For identification purpose only

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

We, having taken into account the advice of Messis Capital, consider that the terms of the Framework Agreement are fair and reasonable, and the entering into of the Framework Agreement is on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a  whole. Accordingly, we recommend the Independent Shareholders to vote in favour of  all  the ordinary resolutions to be proposed at the EGM. Your attention is  also drawn to  the  letter from the Board set out on pages 5 to 34 of the Circular and the additional information set out in the Appendix I to the Circular.

Yours faithfully, Independent Board Committee Lip-Bu Tan, William Tudor Brown, Carman I-Hua Chang, Shang-yi Chiang, Jason Jingsheng Cong Independent Non-Executive Directors

LETTER FROM MESSIS CAPITAL

The following is the full text of the letter from the Independent Financial Adviser which     sets out its advice to the Independent Board Committee and the Independent Shareholders for inclusion in this circular.

18 January 2018

The Independent Board Committee and the Independent Shareholders of Semiconductor Manufacturing International Corporation

Dear Sir/Madam,

DISCLOSEABLE AND

CONTINUING CONNECTED  TRANSACTIONS

IN RELATION TO FRAMEWORK AGREEMENT

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the  Framework Agreement and the  Continuing Connected Transactions, details  of  which  are  set out in the letter from the Board (the ‘‘Letter from the Board’’) contained in the circular of the Company dated 18 January 2018 issued to the Shareholders (the ‘‘Circular’’), of which this letter forms part. Terms used in this letter shall have the same  meanings  as  those defined in the Circular, unless otherwise specified.

Reference is made to the Company’s announcement dated 30 September 2016, the circular dated 18 November 2016 and the extraordinary general meeting poll results announcement dated 6 December 2016 in relation to the execution of the 2016 Framework Agreement dated 30 September 2016 between the Company (on behalf of itself and its subsidiaries, other than SMNC) and SMNC (on behalf of itself and its subsidiaries) in relation to the supply of goods and services, leasing of assets, transfer of assets and provision of technical authorisation or licensing among the parties. Reference is also made to the Company’s announcement dated 7 December 2017, as the term of the 2016 Framework Agreement will end on 31 December 2017, the Company and SMNC had entered into the Framework Agreement in relation to the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorisation or licensing and provision of guarantee. The Framework Agreement has a term of three years commencing on 1 January 2018 and ending on 31 December 2020.

LETTER FROM MESSIS CAPITAL

As at the Latest Practicable Date, as China IC Fund holds approximately  15.85%  interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level pursuant to the Listing Rules. The registered capital of SMNC is held as to approximately 51% and 32% by the Group and China IC Fund, respectively. SMNC is  therefore a  connected subsidiary of  the Company as defined under Rule 14A.16 of the Listing Rules and  thus a  connected  person of the Company under the Listing Rules.

As  one or more of the applicable percentage ratios in  respect of the Annual Caps for the Specific Non-Exempt CCT exceeds 5%, such transactions will constitute non-exempt continuing connected transactions under Chapter 14A  of  the  Listing Rules. Accordingly,  the Framework Agreement and the Specific Non-Exempt CCT are subject to the reporting, announcement and Independent Shareholders’ approval  requirements  of  Chapter  14A  of the Listing Rules.

As the applicable percentage ratios in respect of the Annual Caps for Type V CCT are more than 0.1% but less than 5%, such transactions are subject to the  reporting, announcement and annual review requirements, but exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As the applicable percentage ratios in respect of the Annual Caps for Type IV CCT are more than 5% but less than 25%, the Type IV CCT also constitute discloseable transactions of the Company and are subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

The Independent Board Committee has been established to advise and provide recommendation to the Independent Shareholders on the Framework Agreement and the Specific Non-Exempt CCT (including the Annual Caps) and to advise the Independent Shareholders on how to vote. We, Messis Capital limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Framework Agreement, the Continuing Connected Transactions and their Annual Caps are  on  normal  commercial  terms and in the ordinary and usual course of business of the Group; fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company    and the shareholders as a whole.

LETTER FROM MESSIS CAPITAL

OUR INDEPENDENCE

As at the Latest Practicable Date, we did not have any relationship with or interest in the Company or any other parties that could reasonably be regarded as relevant to our independence. In the last two years, we have acted as the independent financial adviser to the independent board committee and the independent shareholders of the Company for the following transactions:

Date of the relevant circular/ announcement and/or
our letter of advice	Nature of the transactions

7 June 2016

(1) Continuing connected transactions in relation to centralised fund management agreement; (2) discloseable transaction and connected transaction in relation to proposed capital contribution and deemed disposal of equity interest in a joint venture in Beijing, the PRC; and (3) non-exempt connected transactions

— proposed grant of restricted share units to directors and chief executive officer

26 July 2016	Major transaction and continuing connected transaction in relation to framework agreement

18 November 2016	(1) Continuing connected transactions in relation to framework agreement; and (2) non-exempt connected transactions — proposed grant of restricted share units to directors and chief executive officer

24 May 2017	Non-exempt connected transactions — proposed grants of restricted share units to directors and former chief executive officer

31 July 2017	Connected transactions — provisions of guarantees

13 September 2017

(1) Major transaction and connected transaction

proposed capital contribution in a joint venture in Beijing, the PRC; (2) non-exempt connected transactions — proposed grant of restricted  share units to former Chief Executive Officer; and (3) non- exempt connected transactions — proposed grant of restricted share units to Chief Executive Officer and Director

Apart from normal professional fees paid or payable to us in connection with the previous appointments mentioned above as well as this appointment as the Independent Financial Adviser, no arrangement exist whereby we have received or will receive any fees or benefits from the Company or any other parties that could reasonably be regarded as relevant to our independence. Accordingly, we consider that the aforementioned previous appointment would not affect our independence, and that we are independent pursuant to Rule 13.84 of the Listing Rules.

LETTER FROM MESSIS CAPITAL

BASIS OF OUR OPINION

In formulating our opinion and recommendation, we have considered, among other things, (i) the Company’s reports on the unaudited results for the three months ended 30 September 2017 (the ‘‘3Q17 Report’’) and the annual report of the Company for the year ended 31 December 2016 (the ‘‘Annual Report 2016’’); (ii) the Framework Agreement; and

(iii)other information as set out in the Circular. We have also relied on all relevant information, opinions and facts supplied and represented by the Company and the management of the Company. We have assumed that all such  information, opinions,  facts and representations contained or referred to in the Circular, for which the Company is fully responsible, were true and accurate in all material respects as at the date hereof and may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company, and the Company has confirmed that no material facts have been withheld or omitted from the information  provided and referred to in the Circular, which would make any statement  therein  misleading.

We consider that we have reviewed sufficient information currently available to  reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular so as to provide a reasonable basis for our recommendation. We have not, however, carried out independent verification of the information provided by the management and the representatives of  the  Company,  nor  have we  conducted  any  form  of in-depth investigation into the businesses, affairs, operations, financial position or future prospects of the Company or any of its subsidiaries.

PRINCIPAL FACTORS AND REASONS CONCERNED

In considering whether the terms of the Framework Agreement (including the Annual Caps) are fair and reasonable in so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

(1)	The Framework Agreement

Background of the Framework Agreement

Reference is made to the Company’s announcement dated 30 September 2016, the circular dated 18 November 2016 and the extraordinary general meeting poll results announcement dated 6 December 2016 in relation to the execution of the 2016 Framework Agreement dated 30 September 2016 between the Company (on behalf of itself and its subsidiaries, other than SMNC) and SMNC (on behalf of itself and its subsidiaries) in relation to the supply of goods and services, leasing of assets, transfer of assets and provision of technical authorisation or licensing among the parties. Reference is also made to the Company’s announcement dated 7 December 2017, as the term of the 2016 Framework Agreement will end on 31 December 2017, the Company and SMNC had entered into the Framework Agreement in relation to the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorisation or licensing and provision of guarantee by the Company for financing activities to be undertaken by SMNC. The Framework Agreement has a term of three years commencing on 1 January 2018 and ending on 31 December 2020.

LETTER FROM MESSIS CAPITAL

The terms of the Framework Agreement are subject to compliance with applicable laws and regulations including the requirements of any regulatory authorities (including but not limited to the Stock Exchange and the New York Stock Exchange, Inc.).

Reasons for and benefit of the Framework Agreement

As stated in the Letter from the Board, with respect to  advanced nodes of 28nm and 40nm, which is one of the development focuses of the Group, the Group recorded a revenue growth of more than 90% in 2016 as compared to the year of 2015, and more than 30% during the first three quarters of 2017 as compared to   the corresponding period in 2016. SMNC operates a 12-inch wafer fab with advanced process capability. As the market demand for advanced  process  continues to surge, the Company has been,  and  will  continue  to allocate  majority of its advanced node manufacturing to SMNC to ensure future wafer production needs of the Company are met. Furthermore, with the expansion of SMNC’s capacity and continuous innovation, the Company believes that it will be able to enhance its position in the industry and benefit from economies of scale.

Apart from that, the Continuing Connected Transactions (save as Type VI CCT) under the Framework Agreement is in substance a continuation of the transactions carried out under the 2016 Framework Agreement. As SMNC is a subsidiary of the Group, it is normal commercial practice for the Company and SMNC to support each other. The Continuing Connected Transactions could also satisfy the Group’s overall business needs as the Group will continue to allocate majority of its advanced node manufacturing to SMNC as  stated in  the  Letter  from the Board.

Having considered the aforementioned factors in particular (i) the growth in the advanced nodes revenue of 28nm and 40nm products; (ii) the expansion of SMNC’s capacity will be able to enhance the Group’s industry position  and  benefit from economies of scale; and (iii) SMNC is a subsidiary of the Company and it is normal commercial practice for the Company and SMNC to support each other, we consider that the transactions under the  Framework Agreement are  in  the ordinary and usual course of the Company’s business and the Company has commercial rationale to enter into the  Framework Agreement and that entering  into the Framework Agreement is in the interest of the Company and the Shareholders as a whole.

LETTER FROM MESSIS CAPITAL

Types of transactions

The Company and SMNC agree to enter into one or more of the following types of transactions with each other including the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorisation or licensing and provision of guarantee:

Type of transactions	Role of the Company and SMNC

1. Purchase and sale of spare parts, raw materials, photomasks and finished products.	The Company as seller: — The Company will sell spare parts, raw materials and photomasks to SMNC.

The Company as purchaser: — The Company will purchase spare parts, raw materials and finished products from SMNC.

2.   Rendering of or receiving services including, without limitation, (a)  processing and testing service; (b) sales service; (c) overseas market promotion and customer service; (d) procurement service; (e) research, development and experiment support service; (f) comprehensive administration, logistics, production management, IT and other services; and (g) water, electricity, gas and heat provision service.

Mutual rendering and receiving services:

—    The Company and SMNC may both provide (a) processing and testing service to the other, although it is expected that the Company would primarily be the service  provider and that SMNC would primarily be the service recipient.

The Company as service provider:

—    For the other aforementioned categories of services  (include  (b) to (g)), the Company would be the service provider and SMNC would be the service recipient.

LETTER FROM MESSIS CAPITAL

Type of transactions	Role of the Company and SMNC

3. Mutual leasing of assets such as plant, office premises and equipment between the Company and SMNC.

The Company as lessor:

—   The company may lease plant and office to SMNC.

Mutual leasing of equipment:

—    Each party can either be the lessor  or the lessee depending on the business needs at the relevant time.

4.Acquisition and disposal of equipment: The Company and SMNC both engage in the manufacturing of wafers. For certain processes  in wafer manufacturing, the Company and SMNC  can use the same equipment for production. Where required, each party may acquire equipment from the other party or dispose  of equipment to the other party in order to meet production needs and optimise production efficiency.

— Each party can either be the vendor or purchaser of the equipment depending on the business needs at the relevant time.

5.     Provision of technical authorisation or licensing by the Company to SMNC for use of its technologies and manufacturing system in relation to 40–28 nanometer, as well as the sharing of research and development costs in relation to 28- nanometer technologies based on their respective plans on future production capacity.

— The Company may provide technical authorisation or licensing to SMNC. — The Company and SMNC will share the research and development costs in relation to 28-nanometer technologies.

LETTER FROM MESSIS CAPITAL

Type of transactions	Role of the Company and SMNC

6. Provision of guarantee	— The Company will provide guarantee for SMNC’s financing activities, including but not limited to bank loans, financial lease and operating lease.

Pricing policies and control procedures of the transactions under the Framework Agreement

We have reviewed the Framework Agreement and conducted discussions with the management of the Company regarding the major terms therein.  We understand from the management  of the  Company  that  the  price  for  the  services provided by SMNC to the  Company  contemplated  under  the  Framework Agreement will be determined in accordance with the  following general principles in ascending order:

(1)	the price prescribed or approved by state or local price control department (if any);

(2)	a reasonable price in accordance with the industry guided price for a particular type of service or product issued by the relevant industry association (if any);

(3)

the comparable local market price, which shall be determined  after  arm’s length negotiation between both parties with reference to (a) the market price charged by independent third parties for  comparable  product or services at the same time and in the same region; and (b) the lowest quotation that the purchaser can obtain by way of public tender;

(4)

where there is no comparable local market price, the price based on the principle of cost plus a fair and reasonable profit rate, being  the  aggregate sum of (a) the actual reasonable cost; and (b) a fair and reasonable profit rate. The expected range of profit is from 5% to 8%; which is in line with the industry and not lower than the profit rate charged by the Company or SMNC (as applicable) to independent third parties (to the extent available); or

(5)

where general pricing principles (1) to (4) are not applicable, the price determined by other reasonable means  as  agreed upon  by  both parties on the condition that the relevant costs are identifiable and are allocated to each party involved on a fair and equitable basis.

Where general pricing principles (2) to (5) apply, where possible, each of the Company and SMNC will obtain at least two quotations or tenders from independent third parties before agreeing upon the applicable price.

LETTER FROM MESSIS CAPITAL

As to the price prescribed by the state or local price control department, state-prescribed fees apply to water and electricity, which are relevant to  the cost  of such services and are determined by prices published from time by time by the relevant PRC government authority. Under the Pricing Law of the PRC, the state may implement a state-prescribed or guidance price for specific goods and services if necessary, and such price will be promulgated in accordance with the requirements of relevant laws, regulations or administrative rules from time to  time. If any state-prescribed price or guidance price becomes available to the Continuing Connected Transactions in the future, the parties will execute such price first in accordance with pricing principle (1) above.

We have conducted further analysis on the pricing policies for each type of the transactions under the  Framework Agreement based on  the  discussion with  the management of the Company as below:

I.	Purchase and sale of goods

The Company as the seller of goods:

In respect of selling of spare parts, raw materials and photomasks (general pricing principle (3) above), the personnel in the Corporate Supply Planning Management (‘‘SPM’’) department of the Company are responsible for setting the price of the goods. Based on the Group’s ‘‘Intercompany Transfer of Goods’’ policy, the transfer  price  for material, parts, and equipment  must  be  based  on  market  price  which is determined by comparing against independent third parties for comparable product at the same time and in the same region. As the  prices of second-hand tools and equipment  in the  semiconductor industry vary depending on timing and market supply status, the  Company also engages two to three independent brokers to provide quotations based on the specific configurations of a tool or equipment,  the selling price is based on the average prices provided by these brokers and is not less favourable to the Company.

The Company as the purchaser of goods:

In respect of purchasing spare parts and raw materials (general pricing principle (3) above), the personnel in the SPM of the Company carry out the same procedure as above based on the same  policy  to ensure purchasing prices are not less favourable to the Company.

The Company will not purchase photomasks from SMNC.

In respect of purchasing finished products from SMNC, the transaction is a pass through of customers’ orders received by the Company to SMNC. It is a one-way sale of finished  product  from  SMNC to the Company. The sales team of the Company is responsible  for negotiation with the customers to ensure the prices are at  market  value and favorable to the Group as a whole. Once a customer’s order is identified as appropriate for production by SMNC based on the customer’s request, technology nodes, type of applications and fab availability, the system of the Company will generate a purchase order

LETTER FROM MESSIS CAPITAL

from the Company to SMNC based on the same price, terms and conditions of the purchase order of the customer. According to the arrangement between the Company and SMNC, there is no difference between the sales prices from the Company to the customers and the transaction price from SMNC to the Company with respect to finished products, since SMNC will ultimately undertake all risks associated with the product liability and/or any legal claims arising from the products   and will fully cover all potential losses suffered by the Company due to the products supplied by SMNC. Upon receiving the payment from customers by the Company, the finance and accounting team of the Company arranges to pay SMNC for the finished products. If the customer requires further backend services such as bumping and testing, the Company would perform the services or outsource to other service providers. The Company charges its customers for the total of product costs and services performed.

II.	Rendering of or receiving services

Each of the Company and SMNC is subject to the following general control procedures:

1.	Both parties will enter into service contract in accordance with the Group’s regulation rules for intra-group related party transactions and the Framework Agreement;

2.

The main department of the service provider will obtain the service data, calculate the amount of charges in accordance with the consideration provision stipulated in the relevant service contract taking into account of the cost data;

3.	The service provider will then apply through the Group’s system to charge the service recipient; and

4.	The service provider will, upon verification of the above data, request for payment to be made through the Group’s system.

LETTER FROM MESSIS CAPITAL

Type of transactionPricing policies and control procedures

(a)	Processing and testing service

The Company as the service provider (general principle (3) above): The SMIC and SMNC Wafer Cost Valuation System can automatically fetch data from the production system and get  the basic information of production  steps  for  the processing services (including information about the type of machine, the process and the standard cost). The manufacturing  department  of SMNC will check such data and the calculation basis together with the person in charge of production costs, and send the service requests to the Company after the review by related party transaction office from time to  time. In accordance with the pricing policies under the Framework Agreement (general pricing principle (3) above),  officers  of different levels of manufacturing  department and factories of the Company will review the service requests and calculate the charges with reference to market price and charges to independent third party customers.

The Company as the service recipient (general principle (3) above): The SMIC and SMNC Wafer Cost Valuation System can automatically fetch data from the production system and get  the basic information of production  steps  for  the services (including information about the type of machine, the process and the standard cost). The manufacturing department of the Company will check such data and the calculation basis together with the person in charge of production costs, and send the service requests to SMNC. In accordance with the pricing policies under the Framework  Agreement (general pricing principle  (3)  above), officers of different levels of manufacturing department and factories of SMNC will review the service requests and calculate the charges with reference to market price and charges.

LETTER FROM MESSIS CAPITAL

Type of transactionPricing policies and control procedures

(b)	Sales service provided by the Company to SMNC

The sales department of the Company will provide the nature of the relevant sale service and the costs such as labour costs and office expenses. In accordance with  the  pricing policies of the Framework Agreement (general pricing principle (4) above), the related party transaction team of the Company will calculate the charges based on allocation of the sales expenses according to the revenue from the sales plus a reasonable profit rate of 8%. After the review of finance  and  administration department of  the  Company,  the  Company  will then request for payment from SMNC through the Group’s system. The business administration or other  department(s) designated by the management of SMNC will check the data together with the sales  department of the Company and submit the relevant payment requests to the related party transaction office for review and approval for payment. The officers of different levels of aforementioned departments  of SMNC  will also further check when transacting the  payment.

LETTER FROM MESSIS CAPITAL

Type of transactionPricing policies and control procedures

(c)	Overseas market promotion and customer service provided by the Company to SMNC

The overseas offices of the Company will provide the nature of the relevant sales service and the costs such as labour costs and office expenses. In accordance with  the  pricing policies of the Framework Agreement (general pricing principle (4) above), the related party transaction team of the Company will calculate the charges based on allocation of the sales expenses according to the revenue from the sales plus a reasonable profit rate of 8%. After the review by finance and accounting department, the Company will then request for  payment  from SMNC through the Group’s system. The business administration or other department designated by the management of SMNC will check the data together with the relevant department(s) of the Company which provide overseas market promotion  and  customer service and submit the relevant payment  requests to the related party transaction  office for review and approval for payment. The officers of different levels  of the aforementioned departments  of SMNC  will also further check when transacting the  payment.

LETTER FROM MESSIS CAPITAL

Type of transactionPricing policies and control procedures

(d)	Procurement service provided by the Company to SMNC

The procurement department of the Company will provide the nature of the relevant procurement service and the costs  such  as labour costs  and  office  expenses.  In accordance with the pricing policies of the Framework Agreement (general  pricing principle (4) above), the related party  transaction team of the  Company  will  calculate the charges based on allocation of procurement department expenses according to working hours or workload plus a reasonable profit rate of 5%. After the review by  finance and accounting department, the Company will then request for payment from SMNC through the Group’s system. The procurement department or other department designated  by the management of SMNC will check the data together with the procurement department  of  the Company and submit the relevant payment requests to the related party transaction  office for review and approval for payment. The officers of different levels  of the aforementioned department of SMNC will also further check when transacting the payment.

LETTER FROM MESSIS CAPITAL

Type of transactionPricing policies and control procedures

(e)	Research,

development and experiment support service provided by the Company to SMNC

The research and development  department  of the Company will provide the nature of the relevant service and the costs such as labour costs and office expenses. In accordance  with the pricing policies under the Framework Agreement (general pricing principle  (3)  above), the Company will calculate the charges with reference to market price. The reliability laboratory and/or the product department of SMNC will check the data together with the reliability  laboratory  and/or  product department of the Company and submit the relevant payment requests to the related party transaction office for review and approval for payment. The officers of different levels of the aforementioned department of SMNC will also further check when transacting the payment request. Market price is assessed using quotes obtained from two or more independent third party providers for similar services. The Company and its subsidiaries may subcontract certain orders to comparable independent third party providers from time to time as  needed.  The pricing of services provided by the  Company to SMNC is based on the quotes obtained from such third party providers. The Company will then request for payment from SMNC through the Group’s system.

LETTER FROM MESSIS CAPITAL

Type of transactionPricing policies and control procedures

(f)	Comprehensive administration, logistics, production management, IT and other services provided by the Company to SMNC

The human resources department of the Company will calculate the working hours of spent on providing services to SMNC by the various departments in the Company. In accordance with the pricing policies under the Framework Agreement (general  pricing principle (4) above), the related party  transaction team of the  Company  will  calculate the charges based on allocation of labour costs and relevant  resources  consumption according to the proportion of working hours or workload plus a reasonable profit rate of 5%. After the review by  finance and accounting department, the Company will then request for payment from SMNC through the Group’s system. The general affairs office, logistic function, manufacturing  department  and other relevant department(s) (where applicable) of SMNC will check the data together with the relevant department(s) of the Company and submit the relevant payment requests to the related party transaction  office for review and approval for payment. The officers of different levels  of the aforementioned department(s) of SMNC will  also further check when transacting the  payment.

LETTER FROM MESSIS CAPITAL

Type of transactionPricing policies and control procedures

(g)	Water, electricity, gas and heat provision service provided by the Company to SMNC

The facilities department of the Company will record the monthly consumption of water, electricity, gas and  heat.  In accordance  with the pricing policies under the Framework Agreement (general pricing principle  (1)  above), the Company will calculate the charges based on the price prescribed by Beijing Municipal Commission of Development and Reform published on its website from time to time or with reference to market price. Upon the review and approval by the officer(s) of the relevant business department, the Company will then request for payment from SMNC through the Group’s system. The Company may also use market prices assessed by obtaining at least two quotes from independent third  party  providers in respect of similar services. The request for payment shall be reviewed and approved by the officers of the relevant departments of the Company. The facilities department of SMNC will further check the unit price of various types of service and the basis of consumption amount in the payment requests and upon the review by the department officer(s), submit to the related party transaction office for review  and  approval. The officers of different levels of the facilities department of SMNC will also need to further check when transacting the payment.

LETTER FROM MESSIS CAPITAL

III.	Leasing of assets

Leasing of plant and office premises

The plant and office premises lease agreement entered into between the Company and SMNC for leasing of plant and office premises from the Company to SMNC is renewable annually. The agreement was negotiated on arm’s length basis. When determining the price the Company made references  to the prevailing  prices  of comparable  plants and offices in the same district during the same period (general pricing principle (3) above). As the plant has a built-in clean room, a unique feature of a wafer fab, an additional reasonable charge of 8% of the rental price is charged to SMNC to ensure the rental is fair and reasonable  and  not  less favourable to the Company.

Leasing of equipmentWith respect to mutual leasing of

equipment, the rental charge will be determined by reference to the nature of lease, current market conditions  and  will be on comparable terms with the quotes from independent third parties providing services of a similar nature and comparable scale (general pricing principle (3) above). In terms of leasing of equipment by SMNC to the Company, the finance  and  accounting department of the  Company will seek quotations from two or more comparable independent third parties to ensure the rental is equal to or more favourable than those submitted by the independent third parties. In terms  of leasing of equipment by the Company to SMNC, the finance and accounting department of SMNC will seek quotation from two or more comparable independent third parties to ensure the rental charged to SMNC is not less favourable than those submitted by the independent third parties.

LETTER FROM MESSIS CAPITAL

IV.	Acquisition and disposal of equipment

The Company as seller of equipment:

In respect of selling equipment (general pricing principle (3) above), the personnel in the SPM of the Company are responsible for setting the price of equipment. Based on the Group’s ‘‘Intercompany Transfer of Goods’’ policy, the transfer price for material, parts,  and  equipment  must be based on market price which is determined by  comparing  against independent third parties for comparable product at  the  same time and in the same region. As the prices of second-hand tools and equipment in the semiconductor industry vary depending on timing and market supply status, the Company also engages two to three  independent brokers to provide quotations based on the specific configurations of a tool or equipment, the selling price is based on the prices provided by these brokers, and is not less favourable to the Company.

The Company as purchaser of equipment:

In respect of purchasing equipment (general pricing principle (3) above), the personnel in the SPM department of the Company carry out the same procedure as above based on the same policy to ensure purchasing prices are not less favorable to the Company.

V.	Provision of technical authorisation or licensing

Provision of technical authorisation or licensing by the Company to SMNC

The fee for any technical authorisation or licensing will be based on comparable local market price (general pricing principle (3) above). SMNC will engage a qualified valuer (as agreed by the Company and SMNC) to perform a fair value assessment of the fees relating to the Company’s provision of technical authorisation or licensing to SMNC.

LETTER FROM MESSIS CAPITAL

Sharing of research and development costs in relation to 28- nanometer technologies

The costs are agreed upon by both parties on the conditions that the relevant costs are identifiable and are allocated to each party involved on a fair and equitable basis (general pricing principle (5) above). The Company and SMNC entered into a technical authorisation and licensing agreement on 22 December 2014, which specifies that the research and development costs during each calendar year will be proportionally shared by the parties based on the percentage calculated by comparing the number of 28-nanometer nodes that each of them plans to produce during the relevant calendar year against the total number of 28-nanometer nodes both parties plan to produce during the same period. SMNC will engage an external auditor (as agreed by the Company and SMNC) to provide an independent auditor’s report regarding the recognition of the sharing of costs. The Board of the Company and the Board of SMNC conduct an annual review separately of each of their production plans and the consequential proportion of costs to be shared.

VI.	Provision of guarantee for financing activities

Guarantee provided by the Company for SMNC’s financing activities

With respect to the provision of guarantee by the Company in respect of SMNC’s financing activities, the service fee for such guarantee will be determined by reference  to the market conditions and quotations from independent third parties providing services of a similar nature and comparable scale (general pricing principle (3) above). The finance and accounting department of the Company will seek quotation from two or more comparable independent third parties to ensure the service fee is fair and reasonable and not less favourable to the Company.

LETTER FROM MESSIS CAPITAL

For our due diligence purpose, we have performed the following work done to review the pricing policies for each type of transactions as summarised as below:

Type of transactions	Pricing basis	Review methods and basis of work done
1. Purchase and sale of goods	Market price	(i) The Company as seller of goods (ii) The Company as purchaser for finished goods
Check samples of historical transactions and compare with similar transactions with independent third parties
Reviewed ten sets of samples for each of (i) and (ii) above and the samples are considered representative according to the sampling basis as below:
— cover finished goods and photomask, being the primary goods to be transacted
— cover each historical financial period
— transactions between the Company and SMNC and that of independent third parties are within similar time range

2.1 Rendering of or receiving services:	Market price	(i) processing and testing service
(a) processing and testing service and		1. Review the related party transaction policy in respect of the processing and testing service
(e) research, development and experiment support service

2.        Review the automatically fetched data from the production system and  obtained the basic information of production steps for the services (including information about  the  type of machine, the process and  the  standard cost), and the calculation to determine the charged price,  and  did not notice any unusual items.

(ii) research,developmentandexperiment support service

No historical transaction is  noted.  According to the aforementioned pricing policy, the Company will refer  to  the  market  price quoted by two or more independent service providers before providing such services to SMNC and the pricing will be not less favourable  to  the  Company.  We  consider  that the market price with reference to the quotations provided by independent service providers represents the market price  and hence, such policy is fair and reasonable.

LETTER FROM MESSIS CAPITAL

Type of transactions	Pricing basis	Review methods and basis of work done

2.2 Rendering of or receiving services:	Cost plus a profit mark up
(b) sales service, (c) overseas market promotion and customer service; (d) procurement service and

1.      As confirmed by the Company, it is the Group’s common practice to mark up 5% to 10% for transactions between group companies. We have compared the profit mark up with the Group’s common practice, and noted the profit mark up of 5% and 8% are within the range of such common practice.

(f) comprehensive administration, logistics, production management, IT and other services

2.      No historical transactions of (b) sales service and (d) procurement service are noted, and according to the  aforementioned  pricing policy, the profit mark up of 8% and  5%  of type (b) and (d) was within the range of common practice of the Group companies  of 5% to 10% as confirmed by the Company.

2.3 Rendering of or receiving services: (g) water, electricity, gas and heat provision service	Price prescribed by the government/ market price

Check samples of historical transactions and compare the price with the latest published prices by the government

Reviewed ten samples and the samples  are  considered representative according to the sampling basis as below:

—      cover each type of the historical occurred transactions

—      cover each historical financial period

3. Mutual leasing of assets	Market price	Check samples of historical transactions and compare with market comparables
1. Reviewed the leasing contract in respect of the leasing of plant and office premises, and noted that the rental prices and terms are on normal commercial terms.

2.      We have researched on the market rentals which is with (i) manufacturing usage;  (ii)  open for rental during the rental period of the plant and office premises leased to SMNC by the Company; (iii) similar location of the  leased plant or offices, and noted the price offered to SMNC is  similar  or  higher  than that of the market rentals which meet the aforementioned criteria, since the plant has a built-in clean room, a unique feature of  a  wafer fab and additional mark up was charged by the Company and thus the pricing is favourable to the  Company  as  compared  to the market rentals.

LETTER FROM MESSIS CAPITAL

Type of transactions	Pricing basis	Review methods and basis of work done

4. Acquisition and disposal of equipment	Market price	Review on the pricing policy of acquisition and disposal of equipment

No historical transaction is noted. As advised by the management of the Company, before agreeing upon the applicable price both parties will consider  the price of the asset through two  to  three  quotations from independent brokers, which we consider such price represents the market price and hence, such policy is fair and reasonable.

5.1 Provision of technical authorisation or licensing — Provision of technical authorisation or licensing by the Company to SMNC	Market price

1.      Review the technical authorisation or licensing agreement.

2.      Research on the availability of the market comparables of similar type of technical authorisation, but no direct market comparables can be identified.

3.      No historical transaction is noted. However, according to the  aforementioned  pricing policy, SMNC will engage a valuer which is agreed by the Company to  perform  a  fair value assessment of the fees relating to the Company’s provision  of  technical authorisation or  licensing  to  SMNC.  As  such, we consider  such  independent  fair  value assessment by an external qualified valuer represents the market price and hence, such policy is fair and reasonable.

5.2 Provision of technical authorisation or licensing — Sharing of research and development costs in relation to 28- nanometer technologies	Mutually agreed price

1.      Review the technical authorisation or licensing agreement.

2.      According to the aforementioned  pricing policy, SMNC  will  engage  an  external auditor which is agreed by the Company to provide an independent auditor’s report regarding the recognition of the sharing  of costs. We have reviewed the audit report regarding  the  recognition  of  the   sharing costs and noted the  auditor  is  of  the  view  that the recognition fairly represented the occurred costs. As such, we  consider  that  such audit provides a fair and reasonable basis for the sharing of  such costs, and such policy  is fair and reasonable.

LETTER FROM MESSIS CAPITAL

Type of transactions	Pricing basis	Review methods and basis of work done

6. Provision of guarantee for financing activities	Market price

1.      Since the guarantee for financing activities is newly included in the Framework  Agreement as compared with the last 2016 Framework Agreement, we have discussed with the management for the reasoning for  the  provision of guarantee for SMNC’s financing activities.

2.      No historical guarantee fee transaction  is noted. We have reviewed three sample quotations from three  leading  state-owned PRC banks provided to the Company  and  found that the Company is able to obtain quotations for the determination of the  terms for the provision of guarantee for SMNC’s financing activities. We consider that such quotations represent the market price and the pricing policy under this type of transaction is fair and reasonable.

For details, we have conducted analysis on the pricing policies for each type of the transactions under the Framework Agreement based on the discussion with the management of  the Company and the review results of our work done, as below:

I.	Purchase and sale of goods

Pursuant to the Framework Agreement, the  pricing  for  purchase  and sale of goods, either the Company as seller or purchaser is with reference to the aforementioned market price set out in general pricing principles (3). As advised by the management of the Company, the market price is determined  by comparing against independent third parties  for  comparable  product  at the same time and in the same region.

For our due diligence purposes, for each of the Company as seller and purchaser, we have reviewed and checked ten sets of samples (including purchase and sales of raw materials, photomasks  and  finished  products,  while no spare parts transactions occurred during the historical financial periods) of the historical transactions with respect to purchase and sale of goods under the Framework Agreement and compared to ten sample transactions, which is of same type of transactions entered into by the Company with the independent  third parties and  noted that the  unit  price  and terms were similar to those the Company offer to  independent  third  party. Considering the samples selected cover the general types of goods as mentioned above and each of the historical financial periods, the samples selected are representative and provide meaningful basis for our comparison analysis on the pricing of such type of transactions. In addition, as the independent third parties samples provide a reference to the market price of  the goods, we consider the pricing policy for the purchase and sales of  goods is fair and reasonable.

LETTER FROM MESSIS CAPITAL

II.	Rendering of or receiving services

i.

Pursuant to the Framework Agreement, the pricing for  (a)  processing and testing service and (e) research, development and experiment support service are with reference to the  aforementioned market price set out in  general pricing principles  (3). As advised by the management of the Company, in arriving the pricing of the services the Company will consider the various cost component of providing relevant services and compare with that of the service fees charged/to be charged by independent third parties for similar type of services.

No historical transaction is noted for sub category (e) research, development and experiment support service. In view  of the nature of such transaction, we consider the market price will provide a reasonable basis for determination of the pricing. As advised by the management of the Company, the Company will refer to the price quoted by two or more independent service providers before providing such services to SMNC and the pricing will be not less favourable to the Company. The Company and its subsidiaries may subcontract certain orders to comparable independent third party providers from time to time as needed. In view of the nature of such transaction, we consider the quotations provided by independent service providers represent the market price and hence the pricing policy is fair and reasonable.

In respect of category (a) provision of processing and  testing  service, no independent third parties transactions occurred during  the historical financial periods. We have reviewed the Group’s regulation rules for intra-group  related  party  transactions  in respect of (a) provision of  processing and  testing service, which  sets out the pricing basis and is approved by SMNC’s related party transaction review committee (‘‘RPT Review Committee’’). As advised by the Company, some of the processing services between the Company and SMNC involve numerous sub processes with no direct independent third party  transaction  comparable.  Nevertheless, alternatively, the Company and SMNC can  identify the sales amount of end products given up for the relevant  production capacity utilised for the provision of processing and testing services. The Company and SMNC then make reference to the market price of such end products and derives the market price attributable to such processing and testing services. As  confirmed  by the Company, sales to  independent third parties are conducted  on arm’s length basis. Therefore we consider that the derived price for the processing and testing services as discussed above,  represents the market price for such transactions and is  therefore  fair and reasonable. In addition, we have  reviewed  the automatically fetched data from the production  system  and  obtained the basic information of production steps for the

LETTER FROM MESSIS CAPITAL

services (including information about the type of machine, the process and the standard cost), and the calculation of the charged price, which agrees with the aforementioned pricing basis as sets   out in the regulation rules. As such, we consider that such pricing policy is on arm’s length basis, fair and reasonable.

ii.

Pursuant to the Framework Agreement, the pricing for (b) sales service, (d) procurement service and (f) comprehensive administration, logistics, production management, IT and other services are cost plus a  fair and reasonable profit rate in line with  the industry (see general pricing principle (4) above), based on allocation of the sales expenses/procurement department expenses/ labour cost and relevant resources consumption plus a subsequent profit rate of 8%, 5% and 5%,  respectively.  Based  on the discussion with the management of the Company, in general,  a  range of 5% to 10% of profit markup is a common practice of transactions between group companies, and the profit mark up  of  5% and 8% are within such range and are mutually agreed between the Company and SMNC. Meanwhile, as advised by the  management of the Company, a profit  mark  up  of  5%  and  8%  was generally in line with the industry practice. Accordingly, we considered cost plus a  fair and reasonable profit rate which is  in line with the industry practice represents the  market  price  and hence the pricing policy is fair and reasonable.

iii.

Pursuant to the Framework Agreement, the pricing for (c) overseas market promotion and customer service is cost plus a fair and reasonable profit rate (see general pricing principle (4) above),  based on allocation of sales expenses plus a  subsequent profit rate  of 8%. Based on the discussion with the management of the Company, in general, a range of 5% to 10% of profit markup is a common practice between group companies, and the profit mark up of 8% was within such range and mutually agreed between the Company and SMNC. We considered cost plus  a  fair  and reasonable profit rate which is in line with the industry practice represents the market price and hence the pricing policy is fair and reasonable. In addition, we have checked the invoices issued to SMNC in respect of (c) overseas market promotion and customer service for the first quarter of 2017 and reviewed the calculation of the fee, and found that it is based on allocation of the sales expense according to the revenue from the sales plus a mark  up  of  8%, which agrees with the above policy.

iv.

Pursuant to the Framework Agreement, the pricing for (g) water, electricity, gas and heat provision service is based on the price prescribed by the Beijing Municipal Commission of Development and Reform, which is published on its website of http://www.bjpc.gov.cn/ from time to time (see general pricing principle (1) above) or with reference to market price (see general

LETTER FROM MESSIS CAPITAL

pricing principle (3) above). We have reviewed ten samples for provision of water, electricity, gas and heat to SMNC by the Company and checked the latest published price of (i) water price since May 2016; (ii) electricity price since July 2017 and; (iii) gas price since November 2017 on the website of Beijing Municipal Commission of Development and Reform, and noted that prices charged to SMNC were in line with the price published by  the Beijing Municipal Commission of Development and Reform on its website. We have also compared the price charged by utilities company to the Company in respect of heat  and  noted  that  the price charged to SMNC by the Company agreed with that of the utilities company’s. Therefore, we are of the view that the pricing policy for water, electricity, gas and heat provision service is on normal commercial terms and was set at a reasonable basis.

III.	Mutual leasing of assets

Pursuant to the Framework Agreement, the pricing for leasing of plant and office premises and equipment is with reference to the aforementioned market price set out in general pricing principles (3). For our due diligence purposes, we have reviewed the leasing contract with respect to leasing of plant and office premises entered into by the Company and SMNC and noted that the rental prices and terms are on normal commercial terms. To our best effort basis, we attempted to compare to the respective market  price  of  similar rents, i.e. we have researched on the website of PRC properties agent and platform of market rentals for rentals of plants and offices with manufacturing use, similar location and open for rental during the  rental period of the lease entered between the Company and SMNC and noted the price offered to SMNC is similar or higher than that of the  market rentals  since the plant has a built-in clean room, a unique feature of a wafer fab and additional mark up was charged by the Company and thus the pricing is favourable to the Company as compared to the market rentals. In addition,     we have checked the detailed calculation of determining the monthly rentals under the leasing contract, and considered the pricing and terms  are  negotiated on  an  arm’s  length basis and  did  not  notice any  unusual items  in the calculation.

IV.	Acquisition and disposal of equipment

Pursuant to the Framework Agreement, the pricing for acquisition and disposal of equipment is with reference to  the aforementioned market price  set out in general pricing principles (3). The Company and SMNC are both wafers manufactures and therefore, the Company and SMNC can  use  the same equipment for production. Where necessary and  if required,  both parties can acquire and disposal equipment to one another in order to meet production needs and to optimise production efficiency of the Group. No transaction is noted in respect of acquisition and disposal of equipment. As advised by the management of the Company, before agreeing upon the applicable price both parties will consider the price of the asset through two

LETTER FROM MESSIS CAPITAL

to three quotations from independent brokers, which we consider will be the market price and hence such policy is a fair and reasonable basis for the pricing of transfer of equipment.

V.	Provision of technical authorisation or licensing

Pursuant to the Framework Agreement, the pricing for provision of technical authorisation or licensing by the Company to SMNC is with  reference to market price (see general pricing principle (3) above) and the pricing for sharing of research and development costs in relation to 28- nanometer technologies is based on the price determined by other reasonable means as agreed upon by both parties (see general pricing principle (5)  above).

With respect to the provision of technical authorisation, no historical transaction is noted. As per the pricing policy, SMNC will engage a valuer which is agreed by the Company to perform a fair  value assessment of  the  fees relating to the Company’s provision of technical authorisation  or  licensing to SMNC. As advised by the Company, SMNC will  engage  qualified and reputable valuers with the agreement of the  Company  to perform fair value assessment for the provision of technical authorisation or licensing by the Company to SMNC. We consider that the fair value assessed by qualified valuer represents the market price and the  aforementioned  pricing policy is fair and reasonable.

With respect to the sharing of research and development  costs  in  relation to 28-nanometer technologies, we have reviewed the relevant agreement provided by the management of the Company  regarding  the sharing of research and development costs in relation to 28-nanometer technologies between the Company and SMNC, we noted the sharing of research and development costs in relation to 28-nanometer technologies is subject to an independent audit and the amount should be mutually agreed between the Company and SMNC. We have also reviewed the independent auditor’s report in regarding the recognition of  the  shared costs and  noted  the auditor is of the view that the recognition fairly represented the occurred costs. The independent auditor is a  global  professional  accountancy  firm, and offer a comprehensive range of professional services relating to financial audit, stock issuance and public listing, corporate restructuring, capital management, financial advisory, management consultancy and tax advisory. Therefore, we consider such audit report will provide a reasonable basis for  the mutually agreed prices. In addition, the Board of the Company and the Board of SMNC will conduct annual reviews separately of each of their production plans and the consequential proportion of costs to be shared. As such, we consider the pricing policy of the sharing of research and development costs in relation to 28-nanometer technologies is fair and reasonable.

LETTER FROM MESSIS CAPITAL

VI.	Provision of guarantee for financing activities

As advised by the Company, in respect of provision of guarantee for financing activities, the Company will provide guarantee for, such  as, SMNC’s operating lease or financial lease of assets and banking facilities granted to SMNC. The Company will charge SMNC  for  its  guarantee  services in return.

For our due diligence purpose, we have discussed with the management  of the Company for the reasoning of the provision of guarantee. Reference is made to the Company’s circular dated 13 September 2017 and the extraordinary general meeting poll  results  announcement  dated  29 September 2017 in relation to the capital contribution  in SMNC  (the  ‘‘Capital Injection’’). It is the business strategy of SMNC to continue to increase its manufacturing capacity, utilisation rate  and  profitability as  well as work closely with its existing 28nm and 40nm customers and develop new clients and products. The capital contribution aims to develop a second fab with target manufacturing capacity of 35,000 12-inch 28/40nm wafers per month. The total investment of the second fab approximates to US$3.61  billion (comprising US$2.4 billion in the form of registered capital injection and US$1.21 billion to be  funded through SMNC’s internal cash flow and  debt financing). As such, as advised by the management of the Company, the Company also wishes to assist SMNC’s debt financing by a way of provision of guarantee. Reference is also made to the Company’s announcements dated 21 December 2016 and 31 July 2017 in relation to provisions of guarantees in respect of SMNC’s financing activities. As advised by the management of the Company, the provision of guarantee for SMNC’s financing activities will lower the funding cost of SMNC and enable SMNC to lease the relevant machinery to support its normal operations and production, which would be beneficial to the Group as a whole.

In respect of guarantee fee charge to SMNC,  pursuant  to the  Framework Agreement, the  pricing  for  provision  of guarantee  for  financing activities is with reference to the aforementioned market price set  out in general pricing principles (3). As advised by the Company, in considering the market price of guarantee fee to be charged to SMNC, a few quotations from  independent third parties, such as  banks will be obtained.  We have reviewed three sample quotations from three leading state-owned banks in the PRC, and noted that the guarantee fee charge depends on a few factors, such as the bank’s internal credit rating on the client and the period    of the guarantee. We consider that the sample quotations from the banks provide the market price of guarantee fee at the then time and the pricing policy according to market price is fair and reasonable.

In consideration of the practices for the relevant transactions that (i) at least two quotations or tenders from independent third  parties  before  agreeing upon the applicable price; (ii) a proposed transaction with SMNC would only be approved if the terms and conditions provided by SMNC are equal to or more favourable than those submitted by such independent third

LETTER FROM MESSIS CAPITAL

party; (iii) the pricing of cost plus a fair and reasonable profit rate is line with the industry practice and within the range of profit mark up practice with the Group as confirmed by the Company; and (iv) an independent audit will be performed to arrive at a mutually agreed prices for sharing of research and development costs in relation to 28-nanometer technologies, we are of  the  view that the terms of the Framework Agreement are fair and reasonable and  in the interests of the Company and its Shareholders as a whole.

Internal Control Procedures

To ensure that the terms of the Framework Agreement are  fair  and  reasonable, the Company has adopted a series of internal control measures:

(i)

SMNC has established the RPT Review Committee, which is comprised of four non-executive directors of SMNC of which two of them, namely Dr. Zhao HaiJun, the Co-Chief Executive Officer of the Company and  Dr. Gao Yonggang, the Chief Financial Officer and Joint Company Secretary of the Company, were appointed by the Company  and  the other two were appointed by each of China  IC  Fund  and  ZDG.  The RPT Review Committee is responsible for reviewing and approving the framework agreement and pricing policy of connected transactions entered into by  the SMNC and the Company, with the assistance from  the related party transaction office of SMNC. The committee  has  meeting at least once annually to monitor and review related party transactions between SMNC and the Company;

(ii)

The Company has also established a related party transaction review team, consisting of members from the finance, legal and other related departments of the Company, which reviews the terms of specific connected transaction agreements and reports its findings to the RPT Review Committee. Furthermore, the Company will monitor closely as an ongoing process to ensure that the proposed annual caps are not exceeded;

(iii)

the Company and SMNC each employs  and  maintains  separate  business, operation and accounting  personnel  of its  own.  There  is clear segregation of approval authority and duty between the  two  entities. In general, for each type of the Continuing Connected Transactions under the Framework Agreement, either the Company or SMNC would propose the transaction price after the review  and  approval by the relevant department(s), such as the manufacturing department, business administration department, the finance and accounting department, etc. depending on the type of the  transaction.  The counter party of the relevant department(s) will then,  also review  and approve the pricing of the transaction before acceptance. As the Company and SMNC maintains separate business units and therefore separate personnel, the relevant department(s) that proposes the

LETTER FROM MESSIS CAPITAL

transaction price and the relevant department(s)  of  the  counter  party that accepts such transaction price would be different persons and under different departmental management;

(iv)	the Company’s compliance office will perform quarterly check on transactions entered under the Framework Agreement to ensure compliance with pricing policies and annual caps are not exceeded;

(v)

in accordance with the Listing Rules, the independent non-executive Directors have also reviewed and will continue to review the Continuing Connected Transactions to ensure that the transactions  have  been  entered into on normal commercial terms and according to the Framework Agreement governing them on terms that are fair and reasonable and in the interests of  the Company and the Shareholders as    a whole, and provide confirmation in the annual report; and

(vi)

in accordance with the Listing Rules, the auditor of the Company will  also conduct an annual review on the pricing policies and annual caps of such agreement, and provide confirmation in the annual report.

We have reviewed the Group policy regarding the management system on connected transactions which cover the above measures and noted resolutions of RPT Review Committee should be effective with the approval by half of the committee members. In addition, the RPT Review Committee will periodically review the pricing policy (at least annually) to see if there are new transactions, or the pricing policy is no longer applicable and requires modification. Other than  that, for each type of the Continuing Connected Transactions, the Company and SMNC maintains separate business units and therefore separate personnel  to ensure segregation of duties, which we consider is effective in ensuring the transactions are conducted on normal commercial terms. We also refer to  the annual reports of the Company for the latest two financial years in particular the disclosure of connected and related party transactions, we are of the view that the above internal control procedures are sufficient to ensure that the transactions conducted under the Framework Agreement will be conducted on normal commercial terms or better, and will not be prejudicial to the interests of the Company and the Shareholders.

LETTER FROM MESSIS CAPITAL

Historical transaction amounts

The historical transaction amounts between the Company and SMNC are as follows:

Nature of Continuing Connected Transactions	Continuing Connected Transactions For the Year Ended 31 December 2016(1)	Transactions For the Year Ended 31 December 2016(2)	From 1 January 2017 to 30 November 2017(3)
	(US$ million)	(US$ million)	(US$ million)

Type I CCT	168.7	249.8	452.3
Type II CCT	23.8	87.6	40.0
Type III CCT	0.4	0.9	0.6
Type IV CCT	—	—	—
Type V CCT	69.1	69.1	76.7

Note:

(1)	Representing the amounts of transactions constituting continuing connected transactions (as defined in the Listing Rules) upon the completion of Capital Contribution on 30 June 2016.

(2)	Representing the amounts of all transactions between the Company and SMNC for the year ended 31 December 2016.

(3)	Unaudited.

LETTER FROM MESSIS CAPITAL

The Annual Caps

The Annual Caps under the Framework Agreement are set out below:

	For the year ending 31 December
1. Purchase and sales of goods (note) The Company as seller	2018 (US$ million) 20	2019 (US$ million) 30	2020 (US$ million) 40
The Company as purchaser	880	1,070	1,460
Sub-total	900	1,100	1,500
2. Rendering of or receiving services (note)
The Company as service provider	70	105	140
The Company as service recipient	30	45	60
Sub-total	100	150	200
3. Leasing of assets	200	200	200
4. Acquisition and disposal of equipment	200	200	200
5. Provision of technical authorisation or
licensing (including the sharing of
research and development costs)	100	100	100
6. Provision of guarantee for financing
activities (note)
Maximum balance	990	990	990
Guarantee fee	10	10	10
	1,000	1,000	1,000
Total	2,500	2,750	3,200

Note:  The management of  the  Company advises that  the annual caps are summed up  for   such category of transaction.

LETTER FROM MESSIS CAPITAL

The table below sets out the latest historical transaction amount by each category of the transactions and the corresponding annual caps:

	From 1 January to 31 December	From 1 January 2017 to 30 November	Annual Cap	Annual Cap
	2016	2017	of 2016	of 2017
	(US$ million)	(US$ million)	(US$ million)	(US$ million)
1. Purchase and sales of goods
The Company as seller	5.8	3.3	10	30
The Company as purchaser	244	449	300	620
Sub-total	249.8	452.3	310	650
2. Rendering of or receiving services
The Company as service provider	70.9	26.2	100	150
The Company as service recipient	16.7	13.8	20	50
Sub-total	87.6	40.0	120	200
3. Leasing of assets	0.9	0.6	2	200
4. Acquisition and disposal of
equipment	—	—	—	200
5. Provision of technical
authorisation or licensing
(including the sharing of research and development costs)	69.1	76.7	100	200
Total	407.4	569.6	532	1,450

In arriving at the annual caps, the Company has considered the historical transaction amounts between the Company and SMNC, and  reasonable  factors such as the expected occurrences of  Continuing Connected Transactions in  light  of current market conditions of the semiconductor industry and the technological capability and future business plans of the Company and SMNC as follows:

1.	With respect to the purchase and sale of goods:

The Company as seller:

The annual cap under such type of transaction and the Company   acts as seller is US$20 million, US$30 million and US$40 million for the year ending 31 December 2018, 2019 and 2020, respectively, which

LETTER FROM MESSIS CAPITAL

constitutes approximately 2.2%, 2.7% and 2.7%, respectively  of the  total annual cap for purchase and sale of goods. In general,  the Company sells photomasks, spare parts and raw materials to SMNC.

As advised by the management of the Company, the sales of SMNC to the Company is expected to increase in 2018 — 2020. Such  expectation is with reference to the estimated productivity of  the first  and second fab of SMNC. In respect of the second fab of SMNC, which will be the major contributor to  the expanding productivity of SMNC,  the productivity is estimated with reference to the Feasibility Report in relation to the Capital Injection prepared by a sizeable construction consultant in the PRC. As advised by the management of the Company, since the construction of the second fab has just started followed by the Capital Injection, it is  expected that more photomask, spare parts and  raw materials will be required due to the increase in production.

In addition, in view that the historical transaction amount for the Group acted as seller for the year ended 31 December 2016 was approximately US$5.8 million and from 1 January 2017 to 30 November 2017 was approximately US$3.3 million, with the forecasted amount for the remaining of 2017 is approximately US$0.3 million, and considering the expected growth in production, we consider the annual cap of US$20 million, US$30 million and US$40 million for the year ending 31 December 2018, 2019 and 2020 is fair and reasonable.

The Company as purchaser:

The annual cap under such type of transaction and the Company   acts as purchaser is US$880 million, US$1,070 million and US$1,460 million for the year ending 31 December 2018, 2019 and 2020, which constitutes approximately 97.8%, 97.3% and 97.3%, respectively of the total annual cap for purchase and sale of goods.

In general, SMNC sells finished products to  the Company, which  the Company may sell to its client directly or after reprocessing. The production scale of SMNC increased significantly over the years. As stated in the Company’s Annual Report 2016, SMNC’s revenue has increased from approximately US$4.7 million for the year ended 31 December 2015 to US$243.7 million for the year ended 31 December 2016. For the period from 1 January 2017 to 30 November 2017, sales of SMNC to the Company has reached US$449 million, with the expected sales for the remaining of 2017 to be approximately US$57.8 million. Comparing the historical transactions with the annual cap of US$300 million and US$620 million for 2016 and 2017 as set out in the table above, the annual cap for 2016 and 2017 catered for the historical transactions with some buffer for the potential increase in sales orders.

LETTER FROM MESSIS CAPITAL

In addition, following the Capital Injection for the construction of  the second fab of SMNC, the manufacturing capacity is expected to increase. As stated in the Annual Report 2016 and the 3Q17 Report, revenue from the 28-nanometer products accounted for approximately 1.6% in terms of wafer revenue for the  year ended 31  December 2016 and increased to 8.8% in the third quarter of 2017. Moreover, according  to the data provided by the Company, the  production capacity of  the  first fab of SMNC is expected to reach 29,000 12-inch wafers per month by the end of 2017 and reach full capacity of 35,000 12-inch wafers per month in 2018. As for the second fab of SMNC, it is expected that it will start production in 2018 and reaching a capacity of 10,000  12-inch  wafers per month in the same year. The total production capacity of SMNC is estimated to reach 55,000 and 65,000 12-inch wafers  per  month in 2019 and 2020 respectively. Therefore, it is expected that the total production capacity will be increased by 55%, 22% and 18% in  2018, 2019 and 2020 as compared with the corresponding previous year respectively. Considering the Group’s focus on the 28-nanometer products, the expanding manufacturing capacity  of  SMNC  following  the Capital Injection and the historical and expected growth rates of SMNC, we considered that the annual cap of the Company as purchaser for the year ending 31 December 2018, 2019 and 2020 is fair and reasonable.

2.	With respect to the rendering of or receiving services:

The Company as service provider:

The annual cap under such type of transaction and the Company   acts as service provider is US$70 million, US$105 million and US$140 million for the year ending 31 December 2018, 2019 and 2020, respectively, which constitutes approximately 70% for each of the respective year of the total annual cap for rendering of or receiving services. In general, for most of the services under such type of transactions (except for processing and testing services both parties may mutually provide services to each other), the Company may act as a service provider to SMNC.

The historical transactions for the year ended  31  December 2016 and for the period from 1 January to 30 November 2017 of the Company being a service provider amounted to approximately  US$70.9  million and US$26.2 million, respectively. As advised by the Company, SMNC had strengthened its production capacity over the year and thus the reliance on the Group as a service provider has decreased during 2017. However, following the Capital Injection, the production capacity of SMNC is expected to increase for the three years ending 31 December 2020. As discussed with the management of the Company, it is expected that SMNC’s expansion would require  more supporting  services from the Company, and the continuing connected transaction of provision of processing and testing service could avoid the Company and SMNC

LETTER FROM MESSIS CAPITAL

each purchasing the same machineries, allowing higher utilisation rates and improve the Group’s overall efficiency. As such, it is expected that SMNC’s demand for processing and testing machineries would increase for the three years ending 31 December 2020.

Considering the historical transaction amount of services rendered  by the Group of approximately US$70.9 million for the year ended 31 December 2016 and the productivity of SMNC is expected to  increase,  we consider the annual cap of US$70 million, US$105 million and US$140 million for the year ending 31 December 2018, 2019 and 2020, respectively, and the underlying growth rates are fair and reasonable.

The Company as service recipient:

The annual cap under such type of transaction and the Company   acts as service recipient is US$30 million, US$45 million and US$60 million for the year ending 31 December 2018, 2019 and 2020, respectively, which constitutes approximately 30% of the total annual  cap for rendering of or receiving services for each of the respective year. In general, SMNC may provide processing and testing services to the Company. As discussed above, the Group could  avoid  duplicate purchase of machineries by increasing utilisation rate through mutual provision of services. Also as SMNC focuses on 28-nanometer technology products, it is expected that the Company would  require  more processing and testing services from SMNC following the Capital Injection. Therefore, we consider the annual cap of US$30 million,  US$45 million and US$60 million for the year ending  31  December 2018, 2019 and 2020, respectively is fair and reasonable.

3.

With respect to the leasing of assets, the Company has considered the volume of potential leasing arrangements to be entered into in 2018 to 2020 to facilitate the expanding production capacity of SMNC. The annual cap for such type of transaction is US$200 million for each of the three years ending 31 December 2020. The historical transaction amount for each of the historical period was less than US$1 million. The  historical transactions wholly represent the rentals paid to the Company  in respect of the leasing of factory and office space. No leasing of machineries occurred during the historical periods.

As mentioned in the paragraph ‘‘VI. Provision of guarantee for financing activities’’ above, the total investment of the second fab approximates to US$3.61 billion, in which US$2.4 billion would be satisfied by the Capital Injection and US$1.21 billion through SMNC’s internal  cash flow and debt financing. As advised by the Company, out of the total investment of the second fab of approximately US$3.61 billion, US$3.3 billion (over 90% of the total investment) would be used to acquire or lease production equipment. As further advised by the Company, since most of the investment of the second fab of SMNC would be in production machineries, part of the US$1.21 billion could be satisfied by

LETTER FROM MESSIS CAPITAL

a way of leasing of machineries and intra-group transfer. In summary, as understood from the Company, the aforementioned US$1.21 billion  could be fulfilled by a combination of  (a)  leasing of  assets under Type III CCT with annual cap of US$200 million for each of 2018–2020; (b) transfer of assets under Type IV CCT with annual  cap  of US$200 million for each of 2018–2020; and (c) other SMNC’s financing activities which could be backed by guarantee provided by the Company under Type VI CCT with annual cap for maximum guaranteed balance of US$990 million for each of 2018–2020. The annual caps for (a) to (c) above summed up to US$1,390 million or US$1.39 billion for each of 2018–2020.

As advised by the Company, the annual cap for leasing of assets for 2018–2020 was determined based on the total asset value under the investment plan of SMNC’s second fab. The leasing of assets is under consideration and the Company and SMNC may or may not proceed the leasing of the machineries, depending on various factors among others, the market conditions of 2018–2020 and the negotiations with suppliers  of machineries. Such leasing arrangement aims to facilitate  the expansion of production capacity of SMNC.  The  leasing  of assets  could provide a flexibility to SMNC in sourcing the funds for the aforementioned remaining US$1.21 billion investment.

As advised by the management of the Company, each of the production equipment of the second fab of SMNC costs as much as between US$60 million and US$80 million. A leasing may cover all or part of such equipment, with a lease term generally ranging from three to five years. Given the considerable value of each production equipment which could costs as much as US$60 million to US$80 million and the general lease term of three to five years, we consider an adequate cap  is  needed to cater for the lease payments for such equipment lease. As mentioned in the Letter from the Board, in March 2016, SMNC had made a finance lease from an  independent third party for  certain production equipment to be used in the first fab in a total amount of approximately US$200 million with a term of five years and it is expected that the  second fab may have a similar level of demand. As stated in the Letter from the Board, the target production capacity of the first fab and second fab are both 35,000 12-inch wafers per month. Considering SMNC’s production was at an early stage in March 2016 when the aforesaid finance lease was made, as suggested by SMNC’s relatively low revenue of approximately US$4.7 million in 2015 as stated in the Annual Report 2016, we consider that the second fab may also have similar demand during the early production stage. The current Annual Caps for Type III CCT of US$200 million for the three years ending 31 December 2020 is the target maximum amount that the Company considers  adequate,  alongside  other financing options available to the Group, as advised by the Company.

LETTER FROM MESSIS CAPITAL

In light of the foregoing, notwithstanding that no leasing of machineries occurred during the historical periods, we consider that the annual cap   for Type III CCT is fair and reasonable.

4.

With regards to the acquisition and disposal of equipment, no historical transaction is noted. However, as mentioned in point (3) above, apart  from the Capital Injection of US$2.4 billion, approximately US$1.21 billion would be satisfied by internal cash flow and debt financing of SMNC. As the Group’s focus is on the 28-nanometer products, the Company aims to assist SMNC in the establishment of its second fab, which focuses on 28/40 nanometer technology. As mentioned above, as advised by the Company, out of the total investment of the second fab of approximately US$3.61 billion, US$3.3 billion (over 90% of the total investment) would be used to acquire or lease production equipment. Apart from external debt and leasing of machineries from the Company, the transfer of asset could also assist in satisfying the aforementioned US$1.21 billion investment.

As advised by the Company, the transfer of asset may or may not  proceed, depending on the market condition and the expansion progress  in production capacity of SMNC. However, the transfer of asset would provide an alternative of satisfying the investment apart from merely relying on external debt, and allow a flexibility in the overall investment plan. The goal of such transactions aim to improve the efficiency of equipment utilisation of the Group, better consolidate the  resources of  the Group and improve the transaction efficiency of the Group. As advised by the Company, the assets subject to Type IV CCT include universal equipment that are used within the Group, such as immersion scanner, clean tool, rapid thermal processing equipment, plasma etching system and wafer surface inspection system. As stated in the Letter from the Board, the Company had identified universal production equipment that are frequently used which could be transferred to SMNC from the Company. As advised by the Company, the aggregate value of the identified universal production equipment totaled to approximately US$645 million. Given the value of such universal  production equipment, we consider the annual cap of US$200 million for each of 2018, 2019 and 2020 is fair and reasonable.

In light of the foregoing, notwithstanding that no transfer of asset occurred during the historical periods, we consider that the annual cap   for Type IV CCT is fair and reasonable.

5.

With respect to the provision of technical authorisation or licensing (including the sharing of research and development costs), the  annual  cap of US$100 million for each of the three years ending 31 December 2020 is determined with reference to the historical transaction amount. For the year ended 31 December 2016, the historical transaction amounted to approximately US$69.1 million. In respect of the period from 1 January 2017 to 30 November 2017, the transaction amount was

LETTER FROM MESSIS CAPITAL

approximately US$76.7 million and the transaction amount for the year ended 31 December 2017 is also expected to be US$76.7 million. Such sharing of research and development costs for the year ended 31 December 2017 represents an increase of approximately 11%  as compared with 2016. Please refer to the paragraph  of analysis  of  pricing policies of the provision of technical authorisation or licensing regarding the basis of the recognition of such transaction. As advised by the Company, the 28-nanometer technology is currently the most advanced technology of the  Group,  and  following  the  Capital  Injection in SMNC, the focus will be on the 28-nanometer products. Therefore, it is expected that research and development cost of the 28- nanometer technology will continue to incur with an aim  to  continuously improve the 28-nanometer products. As advised by the Company, the sharing of research and development costs is expected to increase steadily with reference to the historical transaction amounts. Considering the historical amount of approximately US$69.1 million for the year ended 31 December 2016 and the expected amount of US$76.7 million for the year ended 31 December 2017 as well as the expectation  of the Group’s focus on the 28-nanometer technology, the annual cap of US$100 million for each of the three years ending 31 December 2020 is fair and reasonable.

6.	With respect to the provision of guarantee for financing activities:

Maximum balance:

The annual cap of the maximum balance in respect of provision of guarantee for financing activities is determined based on the financing needs of SMNC. As advised by the Company, during the period from 1 January 2017 to 30 November 2017, the highest maximum balance of guarantee provided by the Company for financing activities of SMNC amounted to approximately US$235.1 million. As mentioned in the paragraph ‘‘VI. Provision of guarantee for financing activities’’ above, approximately US$1.21 billion of the investment of the second fab is to be funded through SMNC’s internal cash flow and debt financing. As mentioned in points (3) and (4) above, the annual cap of US$200 million for each of Type III CCT and Type IV CCT could provide a flexibility to the satisfaction of the investment plan of the second fab of SMNC. The rest of the investment balance of approximately US$800 million could   be fulfilled through debt financing. As mentioned in points (3) and (4) above, Type III CCT and Type IV CCT may or may not proceed, depending on various conditions such as market conditions. In any  event, as advised by the Company, a predominant amount of the fund of US$1.21 billion would be financed by debt financing. Therefore, we consider that the annual cap of US$990 million  for  maximum  guaranteed balance, which provides some buffer for each of the three years ending 31 December 2020 is fair and reasonable.

LETTER FROM MESSIS CAPITAL

Guarantee fee:

The annual cap of the guarantee fee charge to SMNC in respect of  the provision of guarantee for SMNC’s financing activities is determined with reference to the SMNC’s financing needs as mentioned above. The annual cap for guarantee fee is US$10 million for each of the three years ending 31 December 2020. As advised by the Company, the expected fee charged is based on the quotations provided by a few banks, which in general, range from 0.2% to 1% of the facility amount or the rental payments in respect of leases per annum. We have reviewed three sample quotations provided to the Company by three leading state-owned PRC banks, and found that the guarantee fee range is approximately 0.3%– 2.8% per annum, depending on the banks’ credit rating on the client. As such, considering the borrowing needs of SMNC, and the maximum amount of guarantee which may be required by SMNC as discussed above, and the range of guarantee fee quotations provided by banks to the Company, we consider the annual cap of US$10 million for each of the three years ending 31 December 2020 is fair and reasonable.

Taking into account (i) the historical transaction amounts between the Company and SMNC for each type of transactions under the Framework  Agreement as mentioned above; (ii) the basis of Annual Caps for each type of transactions for each of the three years ending 31 December 2020 as mentioned above; and (iii) the investment plan for the construction of the second  fab  of SMNC which focuses on the 28-nanometer technologies and the expected future rate of expansion, we are of the view that the Annual Caps under the Framework Agreement are fair and reasonable and in the interest of the Company and Shareholders as a whole.

Annual review of the transactions

The Annual Caps in relation to the Framework Agreement will be subject to the annual review by the independent non-executive Directors, details of which must be included in the Company’s subsequent published annual report and accounts. In addition, pursuant to the Listing Rules, the auditors of the Company must provide a letter to the Board confirming, among others, that the Continuing Connected Transaction is conducted in accordance with their terms and that the Annual Caps regarding the Framework Agreement not being exceeded. Moreover, pursuant to the Listing Rules, the Company shall publish an announcement if it knows or has reason to believe that the independent non-executive Directors and/  or its auditors will not be able to confirm the terms of such transactions or the relevant annual cap not being exceeded. We are of the view that there are appropriate measures in place to govern the conduct of the Continuing Connected Transactions under the Framework Agreement and safeguard the interests of the Independent Shareholders.

LETTER FROM MESSIS CAPITAL

Recommendation on the Framework Agreement

Having considered the principal factors and reasons described above, in particular (i) at least two quotations or tenders from independent third  parties before agreeing upon the applicable price; and (ii) a proposed transaction with SMNC would only be approved if the  terms and  conditions provided by SMNC  are equal to or more favourable than those submitted by such independent third party; and (iii) the basis of Annual Caps in relation to the Framework Agreement are fair and reasonable, we are of the opinion that the transactions under the Framework Agreement are in the ordinary and usual course of the Company’s business and the terms of the Framework Agreement including the Annual Caps   are on normal commercial terms and are fair and reasonable as far as the interests  of the Independent Shareholders are concerned, and in the interests of  the  Company and its Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to  approve the Framework Agreement and the related Annual Caps at the EGM.

Yours faithfully, For and on behalf of Messis Capital Limited Wallace Cheung Director

Note: Mr. Wallace Cheung is a licensed person registered with the Securities and Future Commission of Hong Kong and a responsible officer of Messis Capital Limited to carry out type 6 (advising on corporate finance) regulated activities under the SFO and has over 7 years of experience in the corporate finance industry.

APPENDIX I	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the  purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects  and  not  misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

(a)	Directors’ Interests in Securities of the Company

As at the Latest Practicable Date, the interests or  short positions of  the  Directors and the chief executive officer in the Shares, underlying Shares and debentures of the Company  or any of its associated corporation (within the meaning of Part XV of the SFO), which     were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or  deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

APPENDIX I	GENERAL INFORMATION

			Number of Ordinary Shares held	Derivatives Share Options	Other	Total Interests	Percentage of aggregate interests to total issued share capital of the Company
Name of Director	Long/Short Position	Nature of Interests	(Note 22)	(Note 22)	(Note 22)	(Note 22)	(Note 1)
Co-Chief Executive Officer
Zhao HaiJun	Long Position	Beneficial Owner	49,311	1,875,733 (Note 2)	1,687,500 (Note 3)	3,612,544	0.077%
Liang Mong Song	—	—	—	—	—	—	—
Executive Directors
Zhou Zixue	Long Position	Beneficial Owner	—	2,521,163 (Note 4)	1,080,498 (Note 5)	3,601,661	0.077%
Gao Yonggang	Long Position	Beneficial Owner	—	1,964,003 (Note 6)	85,505 (Note 7)	2,049,508	0.044%
Non-executive Directors
Tzu-Yin Chiu	Long Position	Beneficial Owner	3,519,361	11,103,588 (Note 8)	3,351,477 (Note 9)	17,974,426	0.385%
Chen Shanzhi	Long Position	Beneficial Owner	—	477,187 (Note 10)	162,656 (Note 11)	639,843	0.014%
Zhou Jie	—	—	—	—	—	—	—
Ren Kai	—	—	—	—	—	—	—
Lu Jun	—	—	—	—	—	—	—
Tong Guo Hua	Long Position	Beneficial Owner	—	187,500 (Note 12)	187,500 (Note 13)	375,000	0.008%
Independent Non- executive Directors
Lip-Bu Tan	Long Position	Beneficial Owner	115,439	591,426	62,500	769,365	0.016%
				(Note 14)	(Note 15)
William Tudor Brown	Long Position	Beneficial Owner	—	449,229	—	449,229	0.010%
				(Note 16)
Carmen I-Hua Chang	Long Position	Beneficial Owner	—	488,730	—	488,730	0.010%
				(Note 17)
Shang-yi Chiang	Long Position	Beneficial Owner	—	187,500	187,500	375,000	0.008%
				(Note 18)	(Note 19)
Jason Jingsheng Cong	Long Position	Beneficial Owner	—	187,500	187,500	375,000	0.008%
Notes:				(Note 20)	(Note 21)

(1)	Based on 4,669,842,268 Ordinary Shares in issue as at the Latest Practicable Date.

(2)

These options comprise: (a) options which were granted to Dr. Zhao on 11 June 2013 to purchase 1,505,854 Ordinary Shares at a price of HK$6.40 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of 10 June 2023 or 90 days after termination of his service,

(b) options which were granted to Dr. Zhao on 7 September 2017 to purchase 1,687,500 Ordinary Shares at a price of HK$7.9 per Ordinary Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of 6 September 2027 or 90 days after termination of his service as a Chief Executive Officer. As of the Latest Practicable Date, 1,317,621 of these options has been exercised.

(3)

On 7 September 2017, Dr. Zhao was granted an award of 1,687,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs will vest over one year commencing on the date on which Dr. Zhao commenced his term of office as chief executive officer. These RSUs are subject to the Independent Shareholders’ approval at the EGM. As of the Latest Practicable Date, none of these RSUs has been exercised.

(4)

On 20 May 2015, Dr. Zhou was granted options to purchase 2,521,163 Ordinary Shares at a price of HK$8.30 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of 19 May 2025 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

APPENDIX I	GENERAL INFORMATION

(5)

On 20 May 2015, Dr. Zhou was granted an award of 1,080,498 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, 25% of which will vest on each anniversary of 6 March 2015, shall fully vest on 6 March 2019. As of the Latest Practicable Date, 540,249 Restricted Share Units were vested.

(6)

These options comprise: (a) options which were granted to Dr. Gao on 24 May 2010 to purchase 314,531 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant  to  the  2004  Stock Option Plan and will expire on the earlier of 23 May 2020 or 120 days after termination of his service as a Director to the Board, (b) options which were granted to Dr. Gao on 17 June 2013 to purchase 1,360,824 Ordinary Shares at a price of HK$6.24 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of 16 June 2023 or 120 days after termination of his service as a Director to the Board, (c) options which were granted to Dr. Gao on 12 June 2014 to purchase 288,648 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant  to  the  2014  Stock Option Plan and will expire on the earlier of 11 June 2024 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has  been exercised.

(7)

On 17  November 2014, Dr. Gao was granted an  award of  291,083 Restricted Share Units pursuant  to the 2014 Equity Incentive Plan, consisting of (a) 240,145 Restricted Share Units, 25% of which vest on each anniversary of 17 June 2013 and which shall fully vest on 17 June 2017; and (b) 50,938 Restricted Share Units, 25% of which vest on each anniversary of 1  March 2014 and which shall fully vest on 1 March 2018. As the Latest Practicable, a total of 205,578 Restricted Share Units were vested, and were settled in cash.

(8)

These options comprise: (a) On 8 September 2011, Dr. Chiu was granted options to purchase 8,698,753 Ordinary Shares at a price of HK$4.55 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 7 September 2021 or 120 days after termination of his service as a Director to the Board. (b) On 25 May 2016, options to purchase  703,106 shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of 24 May 2026 or 120 days after termination of his service as a Director to the Board. (c)  On  12 September 2016, options to purchase 150,252 shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of 11 September 2026 or 120 days after termination of his service as a Director to the Board. (d) On 5  April 2017, options to purchase 2,109,318 shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. (e) On 22 May 2017, options to purchase 1,054,659 shares at a price of HK$8.48 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested on 30 June 2017 and will expire on the earlier of  29 June 2027 or 120 days after termination of his service as a Director to the Board. (f) On 7 September 2017, options to purchase 187,500 shares at a price of HK$7.9 per Ordinary  Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested on  24  June 2017 and will expire on the earlier of 23 June 2027 or 120 days after termination of his service  as a Director to the Board. As of the Latest Practicable Date, 1,800,000 of these options have been exercised.

(9)

These restricted share units comprise: (a) On 25 May 2016, 703,106 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014  Equity Incentive Plan. Dr.  Chiu’s Restricted Share Units are vested immediately. (b) On 12 September 2016, 150,252 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested immediately. (c) On 5 April 2017, 2,109,318 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are  vested  immediately. (d) On 22 May 2017, 1,054,659 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested on 30 June

APPENDIX I	GENERAL INFORMATION

2017 and subject to the Independent Shareholders’ approved at the EGM. (e) On 7 September 2017, 187,500 Restricted Share Units were granted to Dr. Chiu  pursuant to  the  2014 Equity Incentive Plan. These RSUs will vest over a period of three years at the rate of 33%, 33% and 34% on each anniversary of 24 June 2017, shall fully vest on 24 June 2020 and are subject to the Independent Shareholders’ approval at the EGM. As of the Latest Practicable Date, 853,358 Restricted Share Units were exercised.

(10)

These options comprise: (a) On 24 May 2010, Dr. Chen was granted options to purchase 314,531 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 23 May 2020 or 120 days after termination of his service as a Director to the Board. (b) On 25 May 2016, options to purchase 98,958 shares at a price  of  HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to  Dr. Chen. These options are vested immediately and will expire on the earlier of 24 May 2026 or 120 days after termination of his service as a Director to the Board. (c) On 12 September 2016, options to purchase 1,198 shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of 11 September 2026 or 120 days after termination of his service as a Director to the Board. (d) On  5 April 2017, options to purchase 62,500 shares at a  price of HK$9.834 per Ordinary Share pursuant   to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(11)

These restricted share units comprise: (a) On 25 May 2016, 98,958 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (b) On 12 September 2016, 1,198 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (c) On 5 April 2017, 62,500 Restricted Share Units were granted to Dr. Chen pursuant  to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. As of the Latest Practicable Date, none of these RSUs has been exercised.

(12)

On 5 April 2017, Dr. Tong was granted options to purchase 187,500 Ordinary Shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. As  of the Latest Practicable Date, none of these options has been exercised.

(13)

On 5 April 2017, Dr. Tong was granted an award of 187,500 Restricted Share Units (each  representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of  33%, 33% and 34% of  which will vest on  each anniversary of 14 February 2017, shall fully vest on 14 February 2020. As of the Latest Practicable Date, none of these RSUs has been exercised.

(14)

These options comprise: (a) options granted to Mr. Tan on 17 February 2009 to purchase 100,000 Ordinary Shares at a price of HK$2.7 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of 16 February 2019 or 120 days after termination of Mr. Tan’ service as a Director to the Board, (b) options granted to Mr. Tan on 23 February 2010 to purchase 313,487 Ordinary Shares at a price of HK$7.7 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of 22 February 2020 or 120 days after termination of Mr. Tan’s service as a Director to the Board, (c) options granted to Mr. Tan on 25 May 2016 to purchase 114,583 Shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options are vested immediately and will expire on the earlier of 24 May 2026 or 120 days after termination of his service as a Director to the Board, (d) options granted to Mr. Tan on 12 September 2016 to purchase 856 Shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options are vested immediately and will expire on the earlier of 11 September 2026 or 120 days after termination of his service as a Director to the Board, and (e) options granted to Mr. Tan on 5 April 2017 to purchase 62,500 shares at a price of HK$9.834 per

APPENDIX I	GENERAL INFORMATION

Ordinary Share pursuant to the 2014 Stock Option Plan. These options are vested immediately and will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(15)

These restricted share units comprise: (a) On 25 May 2016, 114,583 Restricted Share Units were granted to Mr. Tan  pursuant to  the  2014 Equity Incentive Plan. Mr.  Tan’s Restricted Share Units are vested immediately. (b) On 12 September 2016, 856 Restricted Share Units were granted to Mr. Tan pursuant to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. (c) On 5  April 2017, 62,500 Restricted Share Units were granted to  Mr. Tan pursuant  to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. As  of the Latest Practicable Date, 115,439 Restricted Share Units were exercised.

(16)

On 6 September 2013, Mr. Brown was granted options to purchase 449,229 Ordinary Shares at a price of HK$5.62 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 5 September 2023 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(17)

On 17 November 2014, Ms. Chang was granted options to purchase 488,730 Ordinary Shares at a  price of HK$8.5 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of 16 November 2024 or 120 days after termination of her service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(18)

On 5 April 2017, Dr. Chiang was granted options to purchase 187,500 Ordinary Shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. As  of the Latest Practicable Date, none of these options has been exercised.

(19)

On 5 April 2017, Dr. Chiang was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of  33%, 33% and 34% of  which will vest on  each anniversary of 20 December 2016, shall fully vest on 20 December 2019. As of the Latest Practicable Date, none of these RSUs has been exercised.

(20)

On 5 April 2017, Dr. Cong was granted options to purchase 187,500 Ordinary Shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. As  of the Latest Practicable Date, none of these options has been exercised.

(21)

On 5 April 2017, Dr. Cong was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of  33%, 33% and 34% of  which will vest on  each anniversary of 14 February 2017, shall fully vest on 14 February 2020. As of the Latest Practicable Date, none of these RSUs has been exercised.

(22)	These interests have been adjusted upon the share consolidation on the basis of every ten Ordinary Shares of US$0.0004 each into one Ordinary Share of US$0.004 each taking effect from 7 December 2016.

APPENDIX I	GENERAL INFORMATION

(b)	Substantial Shareholders

Save as disclosed below, the Directors are not aware that there was any party who, as   at the Latest Practicable Date, had an interest or short position  in the  Shares  and  underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and its subsidiaries:

			Number of Ordinary Shares held	Percentage of Ordinary Shares Held to Total Issued Share Capital of the Company	Derivatives	Total Interests	Percentage of Total Interests to Total Issued Share Capital of the Company
Name of Shareholder Nature of interest Long/Short Position			(Note 5)	(Note 5)	(Note 5)	(Note 5)	(Note 1)
Datang Telecom Technology & Industry Holdings Co., Ltd.	Interest of corporation controlled	Long Position	797,996,122 (Note 2)	17.09%	—	797,996,122	17.09%
China Integrated Circuit Industry Investment Fund Co., Ltd.	Interest of corporation controlled	Long Position	740,000,000 (Note 3)	15.85%	—	740,000,000	15.85%

Notes:

(1)	Based on 4,669,842,268 Ordinary Shares in issue as at the Latest Practicable Date.

(2)	All such Ordinary Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

(3)	All such Ordinary Shares are held by Xinxin (Hongkong) Capital Co., Ltd, a wholly-owned subsidiary of China Integrated Circuit Industry Investment Fund Co., Ltd.

MATERIAL CHANGES

As at the Latest Practicable Date, the Directors were not aware of any material adverse changes in the financial and trading position of the Group since 31 December 2016, the date of the latest published audited accounts of the Group.

LITIGATION AND CLAIMS

As at the Latest Practicable Date, the Directors were not aware of any litigation or claims of material importance pending or threatened against any member of the Group.

DIRECTORS’ INTEREST IN SERVICE CONTRACTS

None of the Directors has entered into a service contract with any member  of  the  Group (excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation)).

APPENDIX I	GENERAL INFORMATION

OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(a)

none of the Directors had any direct or indirect interest in any assets which have been, since 31 December 2016, the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group,    or are proposed to be acquired or disposed of by or leased to any member of the Group;

(b)

save for the fact that Dr. Chen Shanzhi, a non-executive Director, is currently the senior vice president of Datang Telecom Technology & Industry Holdings Co., Ltd., a substantial shareholder of the Company and Dr. Tong Guo Hua, a non- executive Director of the Company, is currently the president and an executive director of Datang Telecom Technology & Industry Holdings Co., Ltd., a substantial shareholder of the Company, none of the Directors was a director or employee of a company which had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under provisions of Divisions 2 and 3 of Part XV of the SFO;

(c)

none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which is subsisting as at the date of this circular and which is significant in relation to the business of the Group; and

(d)	none of the Directors and their associates had any competing interest, in a business which competes or is likely to compete either directly or indirectly, with the business of the Group.

EXPERT AND CONSENT

The following is the qualification of the Independent Financial  Adviser  which  has given opinions or advice contained in this circular:

Name	Qualification

Messis Capital	A licensed corporation to carry out type 1 (dealing in

securities) and type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, Messis Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its statements, letter, report and opinion (as the case may be) as set out in this circular and references to its name in the form and context in which they are included.

As at the Latest Practicable Date, Messis Capital was not beneficially interested in the share capital of any member of the Group and did not have any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Group.

APPENDIX I	GENERAL INFORMATION

As at the Latest Practicable Date, Messis Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2016, the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

The letter from Messis Capital dated 18 January 2018 is set out on pages 37 to 78 for incorporation herein.

MATERIAL CONTRACTS

The Group has entered into the following material contracts (not being  contracts  entered into in the ordinary course of business) within the two years immediately preceding the date of this circular and up to the Latest Practicable Date:

(a)

the share purchase agreement dated 24 December 2015 entered into between the Company, SJ Semiconductor Corporation (‘‘SJ Semi’’), SJ Semiconductor (Hong Kong) Limited, SJ Semiconductor (JY) Co., Ltd., Xun Xin (Shanghai) Investment Co. Ltd. (‘‘Xun Xin’’) and Qualcomm Global Trading Pte. Ltd. (‘‘Qualcomm’’) in relation to the purchase of Series B preference shares issued by SJ Semi. At the initial closing on 31 December 2015, the Company purchased 133,333,333 Series B preference shares for approximately US$80 million, Xun  Xin  purchased 83,333,333 Series B preference shares for approximately US$50 million and Qualcomm purchased 16,666,666 Series B preference shares for approximately US$10 million. It is intended that each of the Company, Xun Xin and Qualcomm will purchase the same number of Series B preference shares for the same consideration at the subsequent closing on 30 September 2016;

(b)

the subscription agreement dated 7 June 2016 entered into between the Company and J.P. Morgan Securities PLC (the ‘‘Manager’’) in relation to the  US$450  million zero coupon convertible bonds to be issued by the Company to  the Manager, with a maturity date of 7 July 2022;

(c)

the sale and purchase agreement dated 24 June 2016 entered into between the Company, LFoundry Europe GmbH and Marsica Innovation S.p.A pursuant to which LFoundry Europe GmbH and Marsica Innovation S.p.A agreed to sell and  the Company agreed to purchase a participation representing  70%  of the  corporate capital of LFoundry S.r.l. for an aggregate  cash  consideration  of  EUR49 million (subject to adjustment);

(d)

the amended and restated joint venture agreement dated 20 July 2017 entered into among the existing shareholders of Sino IC Leasing Co., Ltd. (the ‘‘Joint Venture Company’’) (the Company, China IC Fund and its sole manager, Sino IC Capital Co., Ltd., and seven independent third parties) and six other independent third parties pursuant to which (i) the Company has agreed to increase its capital contribution obligation towards the Joint Venture Company as contained in the previous joint venture agreement from RMB0.60 billion to RMB0.80 billion (comprising RMB792,075,000 into its registered capital and RMB7,925,000 into  its capital reserves) while its shareholding in the Joint Venture Company will

APPENDIX I	GENERAL INFORMATION

decrease from approximately 10.56% to approximately 7.44%; and (ii) China IC Fund has agreed to increase its capital contribution obligation towards the Joint Venture Company as contained in the previous joint venture agreement from RMB2.00 billion to RMB3.50 billion (comprising RMB3,440,562,000 into its registered capital and RMB59,438,000 into its capital reserves) while its shareholding in the Joint Venture Company will decrease from approximately 35.21% to approximately 32.31%;

(e)

the amended and restated joint venture agreement dated 30 June 2017 entered into among the Company, SMIC Holdings and three  independent  third  parties  pursuant to which SMIC Holdings, a wholly-owned subsidiary of the Company, made a capital contribution of US$301 million into SMIC Advanced Technology Research & Development (Shanghai) Corporation, a subsidiary of the Company (‘‘Subsidiary’’), increasing the registered capital of the Subsidiary to US$400 million; and

(f)

the amended and restated joint venture agreement dated 10 August 2017 entered into among the Company, SMIC Beijing, SMIC Holdings, China IC Fund, Beijing Semi Fund, IDIMC, ZDG and E-Town Capital in relation to further capital contributions into the registered capital of SMNC, pursuant to which: (i) the Company, SMIC Beijing and SMIC Holdings have agreed to make further cash contribution of US$1,224 million into the registered capital of SMNC. Their outstanding aggregate capital contribution obligations as contained in the previous joint venture agreement of SMNC would increase from nil to  US$1,224 million. Their aggregate shareholding in SMNC will remain at 51%;

(ii) China IC Fund has agreed to make further cash contribution  of  US$900  million into the registered capital of SMNC and its shareholding in SMNC will increase from 26.5% to 32%; and (iii) E-Town Capital has agreed to make cash contribution of US$276 million into the registered capital of SMNC, representing 5.75% of the enlarged registered capital of SMNC. The above  parties’  performance of  their capital contribution obligations will lead to  an  increase in  the registered capital of SMNC from US$2.4 billion to US$4.8 billion.

MISCELLANEOUS

The Company has two joint company secretaries, Dr. Gao Yonggang and Dr. Liu Wei.

Dr. Gao graduated from Nankai University with a PhD in management. He is the chief financial officer of the Company. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia, and a Founding Member and director of The Hong Kong Independent Non-Executive Director Association.

Dr. Liu graduated from the Northwest University of China, the Chinese University of Political Science and Law and the University of Cambridge with a bachelor in Chinese literature, a master degree in law and a PhD in law respectively. Dr. Liu has PRC lawyer qualification and is a solicitor qualified to practice law in Hong Kong and England and  Wales.

APPENDIX I	GENERAL INFORMATION

The registered office of the Company is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the head office of the Company is 18 Zhangjiang Road, PuDong New Area, Shanghai 201203, People’s Republic of China.

This circular has been prepared in both English and Chinese. In the case of inconsistency, the English text of this circular shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Suite 3003, 30th Floor, 9 Queen’s Road Central, Hong Kong during normal business hours on any weekday, excluding public holidays, from 22 January 2018 to 8 February 2018 (both days inclusive):

(a)	the memorandum and articles of association of the Company;

(b)	the 2013 Joint Venture Agreement;

(c)	the Framework Agreement;

(d)	the 2016 Framework Agreement;

(e)	the Amendment JV Agreement;

(f)	the Capital Increase Agreement;

(g)	the letter from the Independent Board Committee, the text of which is set out in this circular;

(h)	the letter of advice from Messis Capital to the Independent Board Committee and the Independent Shareholders, the text of which is set out in this circular;

(i)	the written consent of Messis Capital referred to in this appendix;

(j)	the material contracts referred to in the section headed ‘‘Material Contracts’’ in this appendix; and

(k)	this circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (‘‘EGM’’) of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) will be held at

18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on 8  February 2018 at 12 : 00 noon for the purpose of transacting the following businesses:

ORDINARY RESOLUTION

To consider and, if thought fit, to pass with or without modification the following ordinary resolution:

1.	THAT:

(a)

the framework agreement dated 6 December 2017 (the ‘‘Framework Agreement’’) and entered into between the Company and Semiconductor Manufacturing North China (Beijing) Corporation in  relation to  the supply   of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorisation or licensing and provision of guarantee, a copy of the Framework Agreement having been produced to the EGM marked ‘‘A’’ and signed by the chairman of the EGM for identification purpose, and the transactions contemplated thereby in  relation to the supply   of goods, rendering of or receiving services, leasing of assets, transfer of assets and provision of guarantee be and are hereby approved, confirmed and ratified, and the annual caps in respect of the Framework Agreement for the three years ending 31 December 2018, 2019 and 2020 respectively are hereby approved and confirmed; and

*	for identification purpose only

NOTICE OF EXTRAORDINARY GENERAL MEETING

(b)

any director(s) of the Company be and is/are hereby authorised, for and on behalf of the Company, to enter into any agreement, deed or instrument and/  or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with (i) the implementations and completion of the Framework Agreement and transactions contemplated  thereunder  and/or (ii) any amendment, variation or modification of the Framework Agreement and the transactions contemplated thereunder  upon  such  terms and conditions as the board of directors of the Company may think fit.

By Order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 18 January 2018

Principal place of business: 18 Zhangjiang Road PuDong New Area Shanghai 201203

People’s Republic of China

Registered office:

PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

As at the date of this notice, the Board comprises four executive Directors, namely Dr. Zhou Zixue (Chairman), Dr. Zhao HaiJun (Co-Chief Executive Officer), Dr. Liang Mong Song (Co-Chief Executive Officer) and Dr. Gao Yonggang (Chief Financial Officer and Joint Company Secretary); six non-executive Directors, namely Dr. Tzu-Yin Chiu (Vice  Chairman), Dr. Chen Shanzhi, Mr. Zhou Jie, Mr. Ren Kai, Mr. Lu Jun and  Dr.  Tong Guohua; and five independent non-executive Directors, namely Mr. Lip-Bu Tan, Mr. William Tudor Brown, Ms. Carmen I-Hua Chang, Dr. Shang-yi Chiang and Dr. Jason Jingsheng Cong.

Notes:

1.

A member entitled to attend and vote at the EGM convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.

To be valid, a form of proxy must be delivered to the Company’s  branch  share  registrar, Computershare Hong Kong Investor Services Limited, at 17M  Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not  less  than  48 hours before the meeting or  adjourned meeting (or 24 hours before a  poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a form of proxy is signed under a  power of attorney, the power of attorney or other authority  relied on to sign it (or an office copy) must be delivered to the Company’s branch share registrar with the form of proxy, except that the power of attorney which has already been registered with the Company need not be  so  delivered. Completion and return of   a form of proxy will not preclude a member from attending in person and voting at the EGM or any adjournment thereof should he so wish.

3.

The register of members of the Company will be closed from 5 February 2018 to 8 February 2018 (both days inclusive), during which period no transfer of shares in the Company will be registered. In order to qualify for  attending and voting at the  EGM,  all transfers, accompanied by the relevant certificates, must be lodged with the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited,  at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4 : 30 p.m. on 2 February 2018. All persons who are registered holders of the Shares on 8 February 2018, the record date for the EGM, will  be entitled to attend and vote at the EGM.

4.	Shareholders are advised to read the circular of the Company dated 18 January 2018 which contains information concerning the resolutions to be proposed at the EGM.

5.	The voting at the meeting will be taken by a poll.